Exhibit 99.2

RRsat Global Communications Network Ltd.

PROXY STATEMENT
______________

Annual General Meeting of Shareholders

December 23, 2013

We invite you to attend RRsat Global Communications Network Ltd.’s Annual General Meeting of Shareholders.  The meeting will be held on December 23, 2013 at 4:00 p.m. (Israel time), at RRsat’s executive offices at RRsat Building, Negev Street, Airport City 70100, Israel.

We are sending you this Proxy Statement because you hold Ordinary Shares, par value NIS 0.01 per share, of RRsat.  Our Board of Directors is asking that you sign and send in your proxy card, attached to this Proxy Statement, in order to vote at the meeting or at any adjournment of the meeting.

Agenda Items

The following matters are on the agenda for the meeting:

(1)	to amend our Articles of Association;

(2)	subject to the adoption of proposal No. 1, to elect nine directors to our board of directors;

(3)	to approve an annual bonus to our Vice President – Global Operations;

(4)	as required by Israeli law, to adopt our executive and director compensation policies; and

(5)
to ratify the appointment and compensation of Somekh Chaikin, a member of KPMG International, as our independent public accountants for 2013 – Israeli law requires that we ask you, on an annual basis, to approve the appointment and compensation of our independent public accountants; when this proposal is raised, you will also be invited to discuss our 2012 consolidated financial statements.

How You Can Vote

You can vote your shares by attending the meeting or by completing and signing a proxy card.  Attached is the proxy card for the meeting that is being solicited by our Board of Directors.  Please follow the instructions on the proxy card.  You may change your mind and cancel your proxy card by sending us written notice, by signing and returning a proxy card with a later date, or by voting in person or by proxy at the meeting.  We will not be able to count a proxy card unless we receive it at our principal executive offices at RRsat Building, Negev Street, Airport City 70100, Israel, or our registrar and transfer agent receives it in the enclosed envelope, by December 23, 2013 at 6:59 A.M. (Israel time).  Unless you indicate otherwise in the proxy card, by signing and returning the proxy card you are certifying that:

•      Your holdings and your vote DO NOT REQUIRE the consent of the Israeli Minister of Communications pursuant to Section 1(b) to Annex H to RRsat’s Special License No. 5-10439-0-96224 or Section 1(b) to Annex H to RRsat’s Special License No. 5-10439-2-95049 (or the consent of the Israeli Minister of Communications was previously obtained); and

•      You are NOT a controlling shareholder of RRsat and you do NOT have a personal interest in the adoption of proposals Nos. 3 and 4.

Copies of the proxy card, the notice of the meeting and this proxy statement are available at http://www.astproxyportal.com/ast/15028.

Who Can Vote

You are entitled to notice of the meeting and to vote at the meeting if you were a shareholder of record at the close of business on November 18, 2013.  You are also entitled to notice of the meeting and to vote at the meeting if you held Ordinary Shares through a bank, broker or other nominee which was one of our shareholders of record at the close of business on November 18, 2013, or which appeared in the participant listing of a securities depository on that date.  We are mailing copies of this proxy statement and the proxy cards to our shareholders on or about November 18, 2013, and we will solicit proxies primarily by mail and email.  The original solicitation of proxies by mail and email may be further supplemented by solicitation by telephone, mail, email and other means by certain of our officers, directors, employees and agents, but they will not receive additional compensation for these services.  We will bear the cost of the solicitation of the proxy cards, including postage, printing and handling, and we will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of Ordinary Shares.

Quorum and Required Vote

On November 18, 2013, we had outstanding 17,346,561 Ordinary Shares.  Each Ordinary Share is entitled to one vote upon each of the matters to be presented at the meeting.  Under our Articles of Association, the meeting will be properly convened if at least two shareholders attend the meeting in person or sign and return proxies, provided that they hold Ordinary Shares representing at least one-third of our voting power.  This is known as a quorum.  If a quorum is not present within half an hour from the time scheduled for the meeting, the meeting will be adjourned for one day (to the same time and place), or to a day, time and place proposed by our Board of Directors.  Any two shareholders who attend an adjourned meeting in person or by proxy will constitute a quorum, provided they hold Ordinary Shares representing at least 10% of our voting power.  Under Israeli law, broker non-votes and abstentions will be counted toward the required quorum, but will then have no effect on whether the requisite vote is obtained (that is, they will not be counted as voting for or against the proposals).

The affirmative vote of the holders of a majority of the voting power represented and voting in person or by proxy is required to approve proposals Nos. 2, 3, 4 and 5.  The affirmative vote of the holders of 75% of the voting power represented and voting in person or by proxy is required to approve proposal No. 1.  In addition, a special majority vote will be required for approval of proposals Nos. 3 and 4.  In order to approve proposals No. 3, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the relevant proposal, or the total shares of non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares, and in order to approve proposal No. 4, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders and do not have a personal interest in the relevant proposal, or the total shares of non-controlling shareholders and non-interested shareholders voted against the relevant proposal must not represent more than two percent of our outstanding Ordinary Shares.

Please note, that under Israel’s Companies Law, you are also deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal, and you are also deemed to have a personal interest in shares for which you have the right to vote pursuant to a power-of-attorney.  In addition, you are deemed to have a personal interest if a company, other than RRsat, that is affiliated to you has a personal interest in the adoption of the proposal.  Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares.  However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of our Ordinary Shares.

If a shareholder holds Ordinary Shares through a bank or broker it is critical for that holder to cast a vote if that holder wants it to count.  If a shareholder holds Ordinary Shares through a bank or broker and does not instruct the bank or broker how to vote, no votes will be cast on that shareholder’s behalf.

Our Board of Directors unanimously recommends that you vote “FOR” all proposals under Items 1 through 5 below.

BENEFICIAL OWNERSHIP OF SECURITIES
BY CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table shows information as of November 18, 2013 for (i) each person who, to our knowledge, beneficially owns more than 5% of our outstanding Ordinary Shares, (ii) each of our executive officers and directors and (iii) our executive officers and directors as a group.  The information in the table below is based on 17,346,561 Ordinary Shares outstanding as of November 18, 2013.  Except as otherwise set forth below, the street address of the beneficial owners is c/o RRsat Global Communications Network Ltd., RRsat Building, Negev Street, Airport City 70100, Israel.

Name	Number of Ordinary Shares Beneficially Owned (1)	Percentage of Ordinary Shares
Executive Officers and Directors
Dr. Shlomo Shamir	-	-
Avi Cohen	-	-
Shmuel Koren	-	-
Lior Rival	27,000	*
Maya Rival	12,000	*
Ohad Har-Lev	-	-
Ziv Mor	12,000	*
Tzurit Golan	-	-
Simon Paul Kay	-	-
Nicholas Paul Pannaman	-	-
David Assia (2)	16,440	*
Amit Ben-Yehuda	4,000	*
Vered Levy-Ron (2)	7,440	*
Alexander Milner	4,300	*
Ron Oren	-	-
David Rivel (3)	821,381	4.74%
Yosi Shahror	-	-
Guy Vaadia	-	-
All directors and officers as a group (18 persons)(2)(3)	904,561	5.21%
Five Percent Shareholders
Del-Ta Engineering Equipment Ltd. (4)	6,640,367	38.28%
Viola A.V. RRsat, Limited Partnership (5)	3,816,243	22.00%
Kardan Communications Ltd. (6)	1,978,547	11.41%
_______________________

*      Less than 1%.

(1)           Excludes outstanding options that do not vest within 60 days of November 18, 2013.

(2)           Includes vested options to purchase our Ordinary Shares and options to purchase our Ordinary Shares that vest within 60 days of November 18, 2013.

(3)           Based on Schedule 13G/A filed with the SEC on May 20, 2013 and on other information provided to us.

(4)           Based on Schedule 13D/A filed with the SEC on September 25, 2013 and on other information provided to us.  The address of Del-Ta Engineering Equipment Ltd. is Inter-Gamma house industrial P.O.B 3805 Kfar Neter 40900.  Del-Ta Engineering Equipment Ltd. is a wholly-owned subsidiary of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of November 18, 2013, Inter-Gamma Investment Company Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Rapac Communication & Infrastructure Ltd. representing approximately 56.38% of the voting power and share capital of Rapac Communication & Infrastructure Ltd.  Based on information provided to us by Del-Ta Engineering Equipment Ltd., as of November 18, 2013, Mr. Tanhum Oren beneficially owned shares of Inter-Gamma Investment Company Ltd. representing approximately 87.15% of the voting power and share capital of Inter-Gamma Investment Company Ltd.  Del-Ta Engineering Equipment Ltd. directly holds 6,139,300 Ordinary Shares.  InterGamma International Trade Founded by InterGamma Investments Co., a wholly owned subsidiary of Del-Ta Engineering Equipment Ltd., directly holds 501,067 Ordinary Shares.  Mr. Oren disclaims beneficial ownership of the Ordinary Shares beneficially owned by Del-Ta Engineering Equipment Ltd. except to the extent of his interest in Inter-Gamma Investment Company Ltd.

(5)           Based on Amendment No. 1 to Schedule 13D filed with the SEC on September 18, 2013 and on other information provided to us.  Includes 346,931 Ordinary Shares that may be purchased from Kardan Communications Ltd. pursuant to the terms of put and call options whose terms are described in the forgoing amended Schedule 13D.  The address of Viola A.V. RRsat, Limited Partnership is 12 Abba Eban Avenue, Herzliya Pituach 4672530, Israel.  Viola P.E. GP Ltd. serves as the general partner of Viola A.V. RRsat, Limited Partnership and possesses voting and investment authority with respect to the Ordinary Shares held thereby.  Mr. Harel Beit-On is the sole director of Viola P.E. GP Ltd.  The holdings of equity interests of Viola P.E. GP Ltd. by Messrs. Shlomo Dovrat, Harel Beit-On and Avi Zeevi constitute, directly or indirectly, a majority of the issued and outstanding share capital of Viola P.E. GP Ltd., in the aggregate, and provide them with ultimate voting and investment authority with respect to the Ordinary Shares directly held by Viola A.V. RRsat, Limited Partnership.  In addition, Viola A.V. RRsat, Limited Partnership has voting rights over an additional (i) 1,978,547 ordinary shares held by Kardan Communications Ltd. pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and Kardan Communications Ltd.; and (ii) 821,381 ordinary shares held by Mr. David Rivel pursuant to that certain Shareholders Agreement, dated April 4, 2013, by and between Viola A.V. RRsat, Limited Partnership and Mr. David Rivel.

(6)           Based on Schedule 13G/A filed with the SEC on February 13, 2013 and on other information provided to us.  The address of Kardan Communications Ltd. is 154 Menachem Begin Road Tel Aviv 64921, Israel.  Kardan Israel Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owns all the shares of Kardan Communications Ltd.  As of November 18, 2013, Kardan Yazamut (2011) Ltd., a company publicly traded on the Tel Aviv Stock Exchange, beneficially owned shares of Kardan Israel Ltd. representing approximately 73.67% of the voting power of Kardan Israel Ltd.

ITEM 1 – PROPOSAL TO AMEND OUR ARTICLES OF ASSOCIATION

In connection with the recent acquisition of Ordinary Shares by Viola Group from two of our significant shareholders, Viola and Del-Ta Engineering Equipment Ltd. have submitted a proposal to amend our Articles of Association.  The full text of the proposed amendments to our Articles of Association is attached as Annex A to the Proxy Statement.  Following is a list of the significant changes proposed by the amendments to the Articles of Association:

•	the authorized share capital of the company shall increase by NIS 70,000 to NIS 270,000, consisting of 27,000,000 Ordinary Shares, par value NIS 0.01 per share;

•
future amendments to the Articles of Association shall require the affirmative vote of the holders of at least 60% of the voting power represented and voting in person or by proxy at the shareholders meeting;

•	the size of our Board of Directors shall increase to nine directors plus such minimum number of Outside Directors whose appointment is required by Israel’s Companies Law (which is currently two);

•	members of the Board of Directors (other than Outside Directors) shall be elected, replaced and removed by a simple majority vote; and

•	a threshold quorum of 70% of the members of the Board of Directors and a supermajority of more than 70% of the voting directors shall be required to approve the following specified matters:

a.	material changes to RRsat’s business;

b.	the issuance of RRsat securities constituting more than 25% of RRsat’s outstanding share capital (on a fully diluted basis) in the aggregate within any period of 24 months;

c.	the appointment, removal and compensation of RRsat’s chief executive officer;

d.	an acquisition or investment by RRsat in excess of $30 million; and

e.	a change to RRsat’s dividend policy or the declaration of a dividend inconsistent with the dividend policy then in effect.

Our Board of Directors reviewed the proposed amendments and recommended that they be adopted by the shareholders.

We are proposing to adopt the following resolution:

RESOLVED, to adopt the amendments to RRsat Global Communications Network Ltd.’s Articles of Association in the form attached as Annex A hereto.

The affirmative vote of the holders of 75% of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to amend the Articles of Association.

ITEM 2 – PROPOSAL TO ELECT NINE DIRECTORS

Subject to the adoption of the amendments to our Articles of Association as described in proposal No. 1 and the increase to the size of our Board of Directors, you are being asked to reelect five of our current directors: Dr. Shlomo Shamir, Amit Ben-Yehuda, Alexander Milner, Ron Oren and David Rivel, and elect four new directors: Harel Beit-On, Yigal Berman, Yaron Sheinman and Sami Totah.  Our two Outside Directors, David Assia and Vered Levy-Ron, are not required to stand for reelection at this meeting as their term of office expires in January 2016.

In accordance with Israel’s Companies Law, each of the nominees for election to our Board of Directors (as well as our two Outside Directors) has certified to us that he or she meets all the requirements of Israel’s Companies Law for election as a director of a public company, and possesses the necessary qualifications and has sufficient time, to fulfill his or her duties as a director of RRsat, taking into account the size and special needs of RRsat.

Nominees for Director

Our Board of Directors recommended that the following nine nominees be elected to our Board of Directors at the meeting.  If elected at the meeting, these nominees will serve until next year’s annual meeting of our shareholders.

Dr. Shlomo Shamir has been the Chairman of our board of directors since May 2011 and a member of our board of directors since April 2011.  Dr. Shamir has significant senior-level management experience from several leading global technology companies, with business experience on six continents and in several industries.  Prior to joining RRsat, Dr. Shamir served from July 2009 until March 2010 as the President of Aeronautics Systems Ltd.  Prior to that position, he served from 2005 until 2009 as the President of NICE Systems Ltd. (NASDAQ:NICE), and from 2001 until 2005 as the President and CEO of NICE Systems Inc.  Before joining NICE in 2001, Dr. Shamir served as President and CEO of CreoScitex Americas from 2000 to 2001 and as President and CEO of Scitex Americas from 1997 until 2000.  Prior to joining Scitex, Dr. Shamir served for 24 years in the Israel Defense Forces and retired as a Brigadier General.  He is currently also the Chairman of the Board of Directors of Scodix Ltd., and a board member of M.S.T. Raviv Modular Space Transportation 2002 Ltd. Dr. Shamir holds a Bachelor of Science degree in Physics from the Technion – Israel Institute of Technology (1969), and Master of Science (1978) and PhD (1980) degrees in Engineering Economic Systems from Stanford University, California.

           Harel Beit-On has been an alternate director of the company since September 2013 and is a General Partner of Viola Private Equity, an Israeli private equity fund, since 2008.  Mr. Beit-On is a seasoned executive with over 25 years of management leadership in the IT industry and an extensive investment and exit record.  He is a co-founder of the Viola Group, one of the original co-founders of Carmel Ventures and the Founder of Viola Private Equity.  Mr. Beit-On was the former CEO, President & Chairman of Tecnomatix (NASDAQ: TCNO), a leading provider of complete enterprise software solutions for process management and collaboration, where he led the company for over eight years.  In 2005, he led the successful sale of Tecnomatix to UGS, a global leader in the Product Lifecycle Management, for $228 million.  Mr. Beit-On  served as Chairman of ECtel (NASDAQ:ECTX) from 2004 to 2006 and led the company’s successful turnaround.  He is the Chairman of Lumenis Ltd., where he led an investment of $150 million, acquiring 80% of the company’s shares.  He is also a member of the Boards of Directors of the following companies: Amiad Water Systems Ltd. (AIM:AFS), Orad Hi-Tec Systems Ltd. (FSE:OHT), Matomy Media Group Ltd., Zend Technologies Ltd. and Aeronautics Ltd., and the Chairman of B. Gaon Holdings Ltd. (TASE:GAON), all of which are portfolio companies of Viola Private Equity.  Mr. Beit-On has a B.A. in Economics from the Hebrew University in Jerusalem and an MBA from Massachusetts Institute of Technology.

Amit Ben-Yehuda, a member of our board of directors since March 2004, is Chief Executive Officer and a director of Kardan Communications Ltd., a holding company that focuses in communication companies, which is one of our principal shareholders, and Chief Executive Officer and a director of Kardan Technologies Ltd, a holding company, traded on the Tel Aviv Stock Exchange.  Prior to becoming Chief Executive Officer of Kardan Communications Ltd. in January 2006, Mr. Ben-Yehuda was Deputy CEO of Kardan Communications Ltd. from January 2005 to January 2006 and Vice President Business Development of Kardan Communications Ltd. from October 1999 to January 2005.  From late 1996 to late 1999, Mr. Ben-Yehuda served as the Director of Business Development of Cellcom Israel Ltd., a leading wireless telecommunications services operator in Israel.  Mr. Ben-Yehuda served as Senior Advisor to the Israeli Ministry of Tourism and the Israeli Ministry of Interior Affairs from 1992 to 1996.  Mr. Ben-Yehuda also served as a director of Sapiens International Corporation N.V., a public company traded on NASDAQ and the Tel Aviv Stock Exchange, and serves as a director of several privately held companies, including Unicell Ltd., The Israeli Channel, GigaSpaces and Baby First TV LLC.  Mr. Ben-Yehuda holds a B.A. in Economics and Political Science and an M.B.A. from Tel Aviv University.

           Yigal Berman is the Vice President, Chief Financial Officer and Secretary of Inter-Gamma Investment Company Ltd., one of our principal shareholders (through its indirect subsidiary Del-Ta Engineering Equipment Ltd.).  Mr. Berman served as our director from June 1993 through October 2007, and has served as an observer to our board of directors since October 2007.  Mr. Berman serves as a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Rapac Communication & Infrastructure Ltd., a holding company that primarily operates in the fields of communication, energy, computers and military systems and is publicly traded on the Tel Aviv Stock Exchange, Orpak Systems Ltd., a company engaged in computerized fuel management and payment systems, and Orpak’s holding company, O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Berman holds a B.A. in Economics and an M.B.A. from Tel Aviv University.

Alexander Milner, a member of our board of directors since January 2012 (and a prior member of our board of directors from December 2006 until April 2011), is the Chairman of Rapac Communication & Infrastructure Ltd.  Mr. Milner was the Managing Director of Rapac Communication & Infrastructure Ltd. from 1989 until the end of 2006. Prior to that, Mr. Milner was Corporate Vice President and General Manager of the communications group of Tadiran Electronics Ltd.  Mr. Milner is also the Managing Director of O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange, and the Chairman of Orpak Systems Ltd. and Transway Ltd.  Mr. Milner received an M.Sc. degree in Electrical Engineering from the Technion in Israel and is a graduate of the Advanced Management Program from INSEAD/Stanford University.

           Ron Oren, a member of our board of directors since March 2006, is the Chief Executive Officer and President of Rapac Communication & Infrastructure Ltd.  Mr. Oren served as Vice President – Business Development of Rapac Communication & Infrastructure Ltd. from July 2005 until the end of 2006.  Prior to his engagement at Rapac Communication & Infrastructure Ltd., Mr. Oren served as the Technology Manager of Delta Film Ltd., the largest importer of photographic materials and products in Israel, from July 2001 to July 2005, and as the Logistic Control Manager of Orbotech Ltd., a company that develops equipment for inspecting and imaging circuit boards and display panels, from February 1999 to June 2001. He is also a director of various subsidiaries of Inter-Gamma Investment Company Ltd., including Del-Ta Engineering Equipment Ltd., Orpak Systems Ltd. and O.R.T. Technologies Ltd., a public company traded on the Tel Aviv Stock Exchange.  Mr. Oren holds a B.Sc. in Industrial and Management Engineering from the Technion – Israel Institute of Technology and an M.B.A. from the Herzliya Interdisciplinary Center.

David Rivel, our founder and Chief Executive Officer from 1991 through June 2012, is also one of our directors.  Mr. Rivel is an electronic, computers and communications engineer with over 30 years of experience in radio frequency communications, antennas, video, television and satellite communication.  He is responsible for the development and implementation of our strategy, our business development and the overall management of our company.  He holds an M.Sc. degree in Electrical Engineering from the Technion – Israel Institute of Technology, Be’er Sheva Campus, and is a member of the Institute of Electrical and Electronics Engineers (IEEE), World Teleport Association and Society of Satellite Professionals Association.  He is the father of Lior Rival, our Vice President of Sales and Marketing, and Maya Rival, our Vice President – Operations.

Yaron Sheinman has been the Chairman of Ananey Communications Ltd., an Israeli TV content developer and provider, since 2010.  Prior to joining Ananey Communications, Mr. Sheinman was the founder, CEO and chairman of the board of directors of BVR Technologies Ltd., one of the first Israeli start-ups - from its commencement in 1987 through 2004.  In his capacity with BVR Technologies, Mr. Sheinman started several subsidiaries, including Nexus Telocation (NASDAQ: PNTR), NexusData, VIZRT (OSE : VIZ) BVR Systems (NASDAQ: BVRS) and Unisfair.  In addition, Mr. Sheinman was involved in several privately-held Israeli companies.  Previously, he acted as an independent consultant to Israel Aircraft Industries for the development of avionics systems.  Mr. Sheinman served as a combat pilot with the Israeli Air Force (including reserve service) for 15 years.

Sami Totah has been a General Partner in Viola Private Equity, an Israeli private equity fund, since 2008.  Prior to becoming a General partner in Viola Private Equity, Mr. Totah worked for eighteen years at Amdocs (NYSE:DOX), Israel’s largest software company for billing, CRM and OSS systems, and the 10th largest in the world, becoming Senior Vice President of Operations and COO.  Mr. Totah has extensive global experience in leading and serving tier-one telecom giants such as Vodafone (Germany), T-Mobile US, Tele Denmark (TDC) and KT FreeTel (Korea).  Mr. Totah has served as an active Chairman in several leading startup companies in the telecommunication arena, such as Sheer Networks, which was sold to Cisco for $123 million, and as a board member in ECtel (NASDAQ: ECTX), Red Bend and Pilat Media (AIM: PGB).  He is the current Chairman of Flash Networks.  Mr. Totah also serves as a board member of the following of Viola Private Equity portfolio companies: Matomy Media Group Ltd., MyThings Inc., Degania Medical, iMER Holdings Ltd. and Aeronautics Ltd., all are privately held.  Mr. Totah is a Practical Software Engineer trained at the Yad Singalovski College.  He served in the Israeli Defense Forces as Captain in an Intelligence Unit.

           We are proposing to adopt the following resolutions:

RESOLVED, to elect Dr. Shlomo Shamir to serve as a director on the Board of Directors of RRsat Global Communications Network Ltd. (“RRsat”) until the 2014 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to elect Harel Beit-On to serve as a director on the Board of Directors of RRsat until the 2014 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to elect Amit Ben-Yehuda to serve as a director on the Board of Directors of RRsat until the 2014 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to elect Yigal Berman to serve as a director on the Board of Directors of RRsat until the 2014 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to elect Alexander Milner to serve as a director on the Board of Directors of RRsat until the 2014 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to elect Ron Oren to serve as a director on the Board of Directors of RRsat until the 2014 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to elect David Rivel to serve as a director on the Board of Directors of RRsat until the 2014 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to elect Yaron Sheinman to serve as a director on the Board of Directors of RRsat until the 2014 annual meeting of shareholders of RRsat.

FURTHER RESOLVED, to elect Sami Totah to serve as a director on the Board of Directors of RRsat until the 2014 annual meeting of shareholders of RRsat.

           The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to elect the following directors.

ITEM 3 – PROPOSAL TO APPROVE AN ANNUAL BONUS TO MAYA RIVAL, OUR VICE
PRESIDENT – GLOBAL OPERATIONS

Our Compensation Committee and Board of Directors have approved, and recommended that our shareholders approve, an annual bonus to Maya Rival, our Vice President – Operations, for the year 2012 in the amount of NIS 48,000, and determined that the payment of the annual bonus to Ms. Rivel is in the best interest of the company.  Ms. Rival has served as our Vice President – Global Operations since October 2006, after having served in different technical roles in our company from 1998 until 2000, and after serving as our Administration Manager since 2000.  In her current position as Vice President – Operations, Ms. Rival is responsible for our Administration, Human Resources and Logistics departments.  Ms. Rival is the daughter of David Rivel, our founder, director and former Chief Executive Officer, and the sister of Lior Rival, our Chief Commercial Officer.

Since Ms. Rival is the daughter of David Rivel, our former Chief Executive Officer, and David Rivel may have been deemed a “controlling shareholder” of our company due to a shareholders agreement he had at such time with our other shareholder, Del-Ta Engineering Equipment Ltd., and may continue to be deemed a “controlling shareholder” of our company due to a shareholders agreement he has with our other shareholder, Viola A.V. RRsat, Limited Partnership, the payment of the annual bonus to Ms. Rival requires the approval of our shareholders under Israel’s Companies Law.

We are proposing to adopt the following resolution:

RESOLVED, to approve the 2012 annual bonus to Maya Rival, RRsat’s Vice President – Global Operations, as set forth in Item 3 of the Proxy Statement.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolution to approve the 2012 annual bonus to Ms. Rival.  In addition, since Ms. Rival is the daughter of David Rivel, our founder, director and former Chief Executive Officer, and David Rivel may be deemed a “controlling shareholder” of our company, a special majority vote will be required for approval of this proposal.  In order to approve the 2012 annual bonus to Ms. Rival, the affirmative vote of the Ordinary Shares must either include a majority of the Ordinary Shares voted by shareholders who do not have a personal interest in the matter, or the total shares of non-interested shareholders that vote against this proposal must not represent more than two percent of our outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card if you have a personal interest in the adoption of the proposal to approve Ms. Rival’s 2012 annual bonus.

ITEM 4 – PROPOSAL TO ADOPT EXECUTIVE AND DIRECTOR COMPENSATION
POLICIES

Pursuant to a recent amendment to Israel’s Companies Law, all public Israeli companies, including companies whose shares are only publicly-traded outside of Israel, such as RRsat, are required to adopt a written compensation policy for their executives and directors, which addresses certain items prescribed by Israel’s Companies Law.

Pursuant to the recent amendment, the adoption, amendment and restatement of the policy is to be recommended by the Compensation Committee and approved by the Board of Directors and shareholders.

In accordance with the new Israeli law requirements, our Compensation Committee reviewed and adopted written compensation policies for our executives and directors, which address the items prescribed by Israel’s Companies Law.  Copies of the proposed compensation policies for executives and directors are attached as Annexes B and C to the proxy statement.  Our Board of Directors subsequently approved the policies and recommended that they be adopted by the shareholders.

We are proposing to adopt the following resolutions:

RESOLVED, to adopt RRsat Global Communications Network Ltd.’s Executive Compensation Policy in the form attached as Annex B hereto.

FURTHER RESOLVED, to adopt RRsat Global Communications Network Ltd.’s Directors Compensation Policy in the form attached as Annex C hereto.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary for the approval of the resolutions to approve the Executive Compensation Policy and Directors Compensation Policy.  In addition, the shareholders’ approval must either include at least a majority of the Ordinary Shares voted by shareholders who are not controlling shareholders nor are they shareholders who have a personal interest in the approval of the Executive Compensation Policy and/or the Directors Compensation Policy, not taking into consideration abstentions, or the total Ordinary Shares of non-controlling shareholders and non-interested shareholders voted against this proposal must not represent more than two percent of the outstanding Ordinary Shares.  For this purpose, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the approval of the Executive Compensation Policy and/or the Directors Compensation Policy.

ITEM 5 – PROPOSAL TO RATIFY THE APPOINTMENT AND COMPENSATION
OF OUR INDEPENDENT PUBLIC ACCOUNTANTS;
REVIEW AND DISCUSSION OF OUR 2012 CONSOLIDATED FINANCIAL STATEMENTS

Our Audit Committee and Board of Directors have appointed Somekh Chaikin, an Israeli accounting firm that is a member of KPMG International, as our independent public accountants for 2013.

Representatives of Somekh Chaikin will attend the meeting and will be invited to make a statement.  They will be available to respond to appropriate questions raised during the meeting.  In accordance with Section 60(b) of Israel’s Companies Law, you are invited to discuss our 2012 consolidated financial statements, and questions regarding the consolidated financial statements may be addressed to us or to our auditors.  Our Annual Report on Form 20-F for the year ended December 31, 2012, including our 2012 audited consolidated financial statements, is available on our website at www.rrsat.com.  To have a printed copy mailed to you, please contact us at RRsat’s executive offices at RRsat Building, Negev Street, Airport City 70100, Israel; tel: +972-3-928-0808, email: investors@rrsat.com.

We are proposing to adopt the following resolution:

RESOLVED, that the appointment of Somekh Chaikin, a member of KPMG International, as RRsat’s independent public accountants for 2013 be, and it hereby is, ratified, and the Board of Directors (or, the Audit Committee, if authorized by the Board of Directors (subject to the ratification of the Board of Directors)) be, and it hereby is, authorized to fix the remuneration of such independent public accountants in accordance with the volume and nature of their services.

The affirmative vote of the holders of a majority of the voting power represented and voting on this proposal in person or by proxy is necessary to approve the resolution.

ADDITIONAL INFORMATION

Voting Restrictions.  We conduct our operations pursuant to licenses granted to us by the Ministry of Communications of the State of Israel.  Our Articles of Association and the licenses contain provisions that may cause the suspension of voting rights of holders of our Ordinary Shares if such holder (that was not one of our shareholders prior to our initial public offering) becomes a beneficial holder of 10% or more of our Ordinary Shares or acquires our Ordinary Shares in an amount resulting in such shareholder having significant influence over us without receiving the consent of the Minister of Communications of the State of Israel.  Ordinary Shares held in breach of these limits may be considered dormant shares and will not bear any rights to which the holders would otherwise be entitled, other than the right to receive dividends and other distributions to shareholders (including the right to participate in rights offerings).  Specifically, the holders of dormant shares will not have voting rights with respect to their dormant shares.

Any shareholder seeking to vote at the Annual General Meeting must notify us prior to the vote if any of the shareholder’s holdings in RRsat or the shareholder’s vote requires the consent of the Minister of Communications due to a breach by the shareholder of the restrictions on the transfer or acquisition of means of control of RRsat, in each case as specified in Article 12A of our Articles of Association and in Section 1(b) to Annex H of our Special License No. 5-10439-0-96224 and in Section 1(b) to Annex H of our Special License No. 5-10439-2-95049, and such consent was not previously obtained.  Unless indicated otherwise in the proxy card, by signing and sending the enclosed proxy card, each shareholder certifies to RRsat that neither the shareholder’s holdings nor the shareholder’s vote requires the consent of the Minister of Communications of the State of Israel, or that such consent was obtained.

By Order of the Board of Directors, Dr. Shlomo Shamir Chairman of the Board of Directors

Dated: November 18, 2013

Annex A

THE COMPANIES LAW

A COMPANY LIMITED BY SHARES

AMENDED AND RESTATED ARTICLES OF ASSOCIATION

of

RRSAT GLOBAL COMMUNICATIONS NETWORK LTD.

1.	Preliminary

1.1.	Construction. In these Articles, each of the following terms shall have the respective meaning appearing next to it, if not inconsistent with the subject or context:

1.1.1.	"Articles" - These Articles of Association, as amended from time to time.

1.1.2.	"Board" - the board of directors appointed under these Articles.

1.1.3.	"Company" - RRsat Global Communications Network Ltd.

1.1.4.	"Companies Law" - The Companies Law, 5759-1999 and any regulations promulgated thereunder, as amended.

1.1.5.	"General Meeting" - an Annual Meeting or a Special Meeting as defined in Article 9.2.1.

1.1.6.	"Shareholder" - a holder of one or more of the shares of the Company.

1.1.7.	"Register of Shareholders" - The Register of Shareholders pursuant to Article 12.

1.1.8.	"Year and Month" - A Gregorian month or year.

1.2.
Any capitalized term used but not otherwise defined in these Articles shall have the meaning ascribed to it in the Companies Law.  Any reference to a part, chapter or section of the Companies Law or any other law stated herein shall also be deemed to refer to any successor part, chapter or section thereof.

2.	Public Company

The Company is a Public Company as such term is defined in the Companies Law.

3.	Share Capital

3.1.	The authorized share capital of the Company is NIS 270,000 divided into 27,000,000 Ordinary Shares of nominal value NIS 0.01 per share ("Ordinary Shares").

3.2.
The holders of issued and outstanding Ordinary Shares shall have all the rights, powers and authorities associated with the shares of the Company, including the power to receive notice of, and to vote in, General Meetings of the Company, and to receive dividends and any surplus upon the liquidation of the Company.

4.	Issuance of Securities

4.1.	The unissued shares of the Company shall be under the control of the Board.

4.2.
The Board shall have the power to allot, issue or otherwise dispose of shares to such persons, at such times, on such terms and conditions, and either at par or less than par, at a premium, for cash or other consideration, in whole or in part, at a discount or with payment of commission, with such preferred or deferred rights, restrictions or conditions, all in accordance with the provisions of the Companies Law and as the Board shall deem fit from time to time, provided that such shares do not exceed the registered share capital of the Company.  The Board shall also have the power to give any person the option to acquire from the Company any shares, either at par or less than par, at a premium, for cash or other consideration, in whole or in part, at a discount or with payment of commission, all in accordance with the provisions of the Companies Law and as the Board shall deem fit from time to time.

4.3.
The Board may resolve to issue one or more series of debentures, on such terms and conditions, and with such rights, restrictions or conditions as the Board shall deem fit from time to time, subject to the applicable provisions of the Companies Law.

5.	Reorganization of Capital

5.1.	Increase of Capital

5.1.1.
The Company may, from time to time, by resolution of the Shareholders, whether or not all the shares then authorized have been issued, and whether or not all the shares issued have been called for payment, increase its authorized share capital.  Any such increase shall be in such amount and shall be divided into shares of such nominal amounts, with such rights and preferences and subject to such restrictions, as such resolution shall provide.

5.1.2.
Except to the extent otherwise provided in such resolution, any new shares included in the authorized share capital increased under Article 5.1.1 shall be subject to all the provisions of these Articles which are applicable to shares included in the existing share capital, without regard to class (and, if such new shares are of the same class as a class of shares included in the existing share capital, to all of the provisions that are applicable to shares of such class included in the existing share capital).

5.2.	Consolidation, Subdivision, Cancellation and Reduction of Capital.

The Company may, from time to time, by resolution of the Shareholders (subject to applicable law):

5.2.1.	consolidate all or any part of its issued or unissued share capital into shares of a per share nominal value that is greater than the per share nominal value of its existing shares;

5.2.2.	subdivide its shares (issued or unissued) or any of them into shares of lesser nominal value than is fixed by these Articles;

5.2.3.
cancel any shares that have not been issued or subscribed for, and decrease the amount of its authorized share capital by the amount of the shares so canceled, subject to any commitment (including a conditional commitment) given by the Company in respect of such shares.

5.2.4.	reduce its share capital in any manner, and with and subject to any consent required by law.

5.3.
With respect to any action that may result in fractional shares, the Board may settle any difficulty that may arise with regard thereto as it deems fit, and in connection with any such consolidation or other action that may result in fractional shares may, without limitation:

5.3.1.	determine, as to the holder of the shares so consolidated, which issued shares shall be consolidated into a share of a larger nominal value per share;

5.3.2.	allot, in contemplation of or subsequent to such consolidation or other action, shares or fractional shares sufficient to preclude or remove fractional share holdings;

5.3.3.	redeem, in the case of redeemable shares and subject to the Companies Law, such shares or fractional shares sufficient to preclude or remove fractional share holdings; or

5.3.4.
cause the transfer of fractional shares by certain Shareholders to other Shareholders so as most expediently to preclude or remove any fractional share holdings, and cause the transferees of such fractional shares to pay the transferors of such fractional shares the fair value thereof, and the Board is hereby authorized to act in connection with such transfer as agent for the transferors and transferees of any such fractional shares, with full power of substitution, for the purpose of implementing the provisions of this Article 5.3.

6.	Transfer of Shares

6.1.	Registration of Transfer

6.1.1.	No transfer of shares shall be registered in the Register of Shareholders unless one of the following conditions has been met:

6.1.1.1.
a proper writing or instrument of transfer (in any customary form or any other form satisfactory to the Board) signed by the transferee and the transferor, together with the share certificate(s) and such other evidence of title as the Board may reasonably require, were submitted to the Company, and the relevant provisions in these Articles to effect a transfer of shares have been fully complied with. Until the transferee has been registered in the Register of Shareholders in respect of the shares so transferred, the Company may continue to regard the transferor as the owner thereof.

6.1.1.2.	The Company received a court order requiring the change in the Register of Shareholders.

6.1.1.3.	The Company received proof that the legal requirements for the assignment of rights to any Shares were fulfilled.

6.1.1.4.	The occurrence of a condition that is sufficient, under these Articles, to effect the change in the Register of Shareholders.

6.2.	Decedent's Shares

6.2.1.
In case of a share registered in the names of two or more holders, the Company may recognize the survivor(s) as the sole owner(s) thereof unless and until the provisions of Article 6.2.2 have been effectively invoked.

6.2.2.
Any person becoming entitled to a share in consequence of the death of any person, upon producing evidence of the grant of probate or letters of administration or order of inheritance (or such other evidence as the Board may reasonably deem sufficient), shall be registered as a Shareholder in respect of such share, or may, subject to the regulations as to transfer herein contained, transfer such share.

6.3.	Receivers and Liquidators

6.3.1.
The Company may recognize any receiver, liquidator or similar official appointed to wind up, dissolve or otherwise liquidate a corporate Shareholder, and a trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to a Shareholder or its properties, as being entitled to the shares registered in the name of such Shareholder.

6.3.2.
Such receiver, liquidator or similar official appointed to wind up, dissolve or otherwise liquidate a corporate Shareholder, and such trustee, manager, receiver, liquidator or similar official appointed in bankruptcy or in connection with the reorganization of, or similar proceeding with respect to, a Shareholder or its properties, upon producing such evidence as the Board may deem sufficient as to his authority to act in such capacity or under this Article, shall with the consent of the Board (which the Board may grant or refuse in its absolute discretion) be registered as a Shareholder in respect of such shares, or may, subject to the regulations as to transfer contained in these Articles, transfer such shares.

7.	Limitation of Liability

The liability of each Shareholder shall be limited to the payment of the nominal value of its shares or the subscription price paid for such shares, if greater than the nominal value.

8.	Amendments to the Articles

These Articles may be amended or replaced any time and from time to time by a resolution adopted by the General Meeting of Shareholders approved by at least sixty percent (60%) of the voting shares present and voting at such General Meeting in person or by proxy, not taking into consideration any abstentions.

9.	General Meetings

9.1.	Reserved.

9.2.	Annual Meetings and Special Meetings

9.2.1.
An Annual General Meeting shall be held at least once in every calendar year (within a period of not more than 15 months after the last preceding Annual General Meeting), at such time and at such place as determined by the Board. Such Annual General Meetings shall be referred to as "Annual Meetings." Any other Shareholders meetings shall be referred to as "Special Meetings."

9.3.	Convening a General Meeting

9.3.1.	The Board may, whenever it thinks fit, convene a Special Meeting, at such time and place as may be determined by the Board, and shall be required to convene a meeting when required by law.

9.3.2.
Notice of a General Meeting shall be delivered to Shareholders entitled to receive such notice in the manner and to the extent required by the Companies Law and any regulations promulgated thereunder, and shall also include any information required pursuant to Article 12A.2.

9.3.3.	The accidental omission to give notice of a meeting to any Shareholder or Shareholders, or the non-receipt of notice sent to such Shareholder, shall not invalidate the proceedings at such meeting.

9.4.	Proceedings at a General Meeting

9.4.1.	The Agenda: The agenda for a General Meeting shall be determined by the Board.

9.4.2.	Quorum:

9.4.2.1.	No business shall be transacted at a General Meeting unless a legal quorum is present, and no resolution may be passed unless a legal quorum is present at the time such resolution is voted upon.

9.4.2.2.
In the absence of a contrary provision in these Articles or in the Companies Law, two or more Shareholders, present in person or by proxy and holding shares conferring in the aggregate at least one third of the outstanding voting power of the Company shall constitute a legal quorum at General Meetings.

9.4.2.3.
If within half an hour from the time scheduled for a General Meeting a legal quorum is not present, the meeting shall be adjourned to the next day, at the same time and place, or to such other day and at such other time and other place as the Board may determine in a notice to the Shareholders.  If within half an hour from the time scheduled for the adjourned meeting a legal quorum is not present, then any two Shareholders holding at least 10% of the outstanding voting power of the Company, present in person or by proxy, shall constitute a legal quorum for such adjourned meeting and shall be entitled to resolve any matters on the agenda of the meeting.

9.4.3.
Chairman: The Chairman of the Board shall preside at every General Meeting of the Company and shall be appointed as the Chairman of the General Meeting.  If a Chairman of the Board was not appointed, or if the Chairman of the Board is not present within 15 minutes after the time scheduled for the meeting or is unwilling to take the chair, the Shareholders present shall choose some other member of the Board to be the chairman of such meeting, or if no Board member is present or if all the Board members present decline to take the chair, the Shareholders present shall choose any Shareholder present to be the chairman of such meeting. The office of Chairman of a General Meeting shall not, by itself, entitle the holder to vote at any General Meeting nor shall it grant him a second or casting vote (without derogating, however, from the right of such Chairman to vote as a shareholder or proxy of a shareholder if, in fact, he is also a shareholder or such proxy).

9.4.4.
Power to Adjourn: The Chairman of a General Meeting at which a quorum is present may, with the consent of the holders of a majority of the voting power represented in person or by proxy and voting on the question of adjournment, and shall if so directed by the meeting, adjourn the meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting except business that might lawfully have been transacted at the meeting as originally called.

9.4.5.
Voting Power: Every matter submitted to the General Meeting shall be decided by a vote. Any vote in a General Meeting shall be conducted in accordance with the voting rights that each Shareholder is entitled to in accordance with the number of shares granting voting rights that are held by such Shareholder.

9.4.6.
Adoption of Resolutions at General Meetings: Subject to the provisions of any applicable law (to the extent that such law does not allow to determine otherwise) and to Article 8, a resolution proposed at any General Meeting shall be adopted if approved by a majority of more than fifty percent (50%) of the voting shares present and voting at such meeting in person or by proxy, not taking into consideration any abstentions.

9.4.7.
A declaration by the Chairman of the General Meeting that a resolution has been carried unanimously, or carried by a particular majority, or defeated, and an entry to that effect in the minute book of the Company shall be presumptive evidence of the fact without proof of the number or proportion of the votes recorded in favor of or against such resolution.

9.5.	Resolutions in Writing

A resolution in writing signed by the Shareholders holding at such time all the issued shares having the right to vote at General Meetings, or to which all such Shareholders had agreed to in writing (by letter, email, or facsimile), shall have the same force, for any purpose whatsoever, as if unanimously adopted by a General Meeting duly convened and held.

9.6.	Voting Rights and Proxies

9.6.1.
No Shareholder shall be entitled to vote in any General Meeting (or be counted as a part of the quorum) (i) unless he fully paid any amounts due, whether with or without any demand for payment for his shares, or (ii) if his holdings are registered in the Register of Shareholders together with a notation that such holdings have been classified as Exceptional Holdings (as defined in Article 12A).

9.6.2.
In the absence of contrary provisions in these Articles or in any condition or term annexed to any shares of any class, each Shareholder participating in a General Meeting shall have one vote for each share giving a right to vote in a General Meeting that is held by such Shareholder.

9.6.3.
If two or more persons are registered as joint holders of any share, the vote of the person first registered in the Register of Shareholders shall be accepted to the exclusion of the vote(s) of the other joint holder(s).

9.6.4.
A company or other corporate body being a Shareholder of the Company may duly authorize any person to be its representative at any General Meeting or to authorize or deliver a proxy on its behalf.  Any person so authorized shall be entitled to exercise on behalf of such Shareholder all the power that the latter could have exercised if it were a natural person.  Upon the request of the Chairman of the meeting, written evidence of such authorization (in form acceptable to the Chairman of the meeting) shall be delivered to him.

9.6.5
Any Shareholder entitled to vote may vote in person or by proxy (and the proxy need not be a Shareholder) or, if the Shareholder is a company or other corporate body, by a representative authorized pursuant to Article 9.6.4.  A Shareholder may vote by such means as determined by the Board, from time to time.

9.6.6.	Instrument of Appointment: An instrument appointing a proxy shall be in writing and shall be substantially in the following form:

"I_____________________ of ________________________
(Name of Shareholder)                             (Address of Shareholder)

being a Shareholder of RRsat Global Communications Network Ltd. hereby appoint

_______________________of_________________________
(Name of Proxy)                                        (Address of Proxy)

as my proxy to vote for me and on my behalf at the General Meeting of the Company to be held on the ____ day of _____________, ______ and at any adjournment(s) thereof.

Signed this ______ day of  _______, _______,
____________________
(Signature of Appointor)"

or in any usual or common form or in such other form as may be approved by the Board.  Such proxy shall be duly signed by the appointor or such person's duly authorized attorney or, if such appointor is a company or other corporate body, under its common seal or stamp or the hand of its duly authorized agent(s) or attorney(s) in accordance with its constitutional documents.

9.6.7.
The instrument appointing a proxy (and the power of attorney or other authority, if any, under which such instrument has been signed) shall either be delivered to the Company (at its principal place of business or at the offices of its registrar or transfer agent, or at such place as the Board may specify) not less than 24 hours before the time fixed for the meeting at which the person named in the instrument proposes to vote, or presented to the Chairman at such General Meeting. An instrument appointing a proxy that is not limited in time shall expire 12 months after the date of its execution.  If the appointment shall be for a specified period, whether in excess of 12 months or not, the instrument shall be valid for the period stated therein.

9.6.8.
A vote cast in accordance with an instrument appointing a proxy shall be valid despite the prior death or bankruptcy of the appointing Shareholder (or of his attorney-in-fact, if any, who signed such instrument), or the transfer of the share in respect of which the vote is cast, unless written notice of such matters shall have been received by the Company or by the Chairman of such General Meeting prior to such vote being cast.

9.6.9.
An instrument appointing a proxy shall be deemed revoked (i) upon receipt by the Company of an instrument or written notice signed by the person who signed such instrument or by the Shareholder appointing such proxy canceling the appointment thereunder (or the authority pursuant to which such instrument was signed) or of an instrument appointing a different proxy, provided such notice of cancellation or instrument appointing a different proxy were so received at the place and within the time for delivery of the instrument revoked thereby as referred to in Article 9.6.7, or (ii) if the appointing Shareholder is present in person at the meeting for which such instrument of proxy was delivered, upon receipt by the Chairman of such meeting of written notice from such Shareholder of the revocation of such appointment, or if and when such Shareholder votes at such meeting.  A vote cast in accordance with an instrument appointing a proxy shall be valid despite the revocation or purported cancellation of the appointment, or the presence in person or vote of the appointing Shareholder at a meeting for which it was rendered, unless such instrument of appointment was deemed revoked in accordance with the foregoing provisions of this Article 9.6.9 at or prior to the time such vote was cast.

10.           The Board of Directors

10.1.	Number of Directors

The number of Directors shall be fixed by the General Meeting. Until otherwise resolved in a General Meeting, the Board shall consist of nine Directors plus such minimum number of Outside Directors (within the meaning of the Companies Law) whose manner of election and qualification is specifically prescribed by the Companies Law.

10.2.	Election and Removal of Directors

10.2.1.	Directors shall be elected at a General Meeting by the Shareholders.

10.2.2.
Notwithstanding anything to the contrary herein, the term of directorship of a Director may commence as of a date later than the date of the General Meeting electing such Director, if so specified in the resolution of such General Meeting.

10.2.3.
Each Director shall serve, subject to Article 10.8 hereof, and with respect to a Director appointed pursuant to Article 10.4 hereof subject to such Article, until the Annual General Meeting next following the Annual General Meeting or General Meeting at which such Director was elected pursuant to this Article 10.2 or Article 10.4 hereof, or until his earlier removal pursuant to this Article 10.2 or termination of office pursuant to Article 10.8.

10.2.4.	The Shareholders shall be entitled to remove any Director(s) from office.

10.2.5.	Any vacancy created by such removal shall be filled in accordance with this Article 10.2 or Article 10.4.

10.2.6
Notwithstanding the foregoing, in the case of an Outside Director (within the meaning of the Companies Law) or any other director for whom the Companies Law prescribes a different method of election or removal from that specified above, the provisions of the Companies Law shall govern and prevail.

10.3.	Qualification of Directors

No person or entity shall be disqualified to serve as a director or an Alternate Director by reason of his not holding shares in the Company or by reason of his serving or having served as a director in the past.

10.4.	Continuing Directors in the Event of Vacancies

In the event of one or more vacancies in the Board, the remaining Directors may continue to act in every matter and, pending the filling of any vacancy pursuant to the provisions of Article 10.2, may appoint Directors to fill any such vacancy temporarily provided that none of the remaining Directors vote against the Director proposed to fill the vacancy.  In the event that any remaining Director votes against the Director proposed to fill the vacancy, the Board shall proceed to elect new Directors to fill any vacancy and replace the entire Board of Directors in accordance with Article 10.2.  If the number of remaining Directors is less than five, they may act only in an emergency or to fill the office of Director that has become vacant up to the minimum number or in order to call a General Meeting of the Company for the purpose of electing Directors to fill any or all vacancies, so that at least five Directors are in office as a result of such meeting.

10.5.	Remuneration of Directors

A Director shall be paid remuneration by the Company for his services as a Director, to the extent such remuneration shall have been approved by a General Meeting of the Company.

10.6.	Conflict of Interests

Subject to the provisions of the Companies Law, no Director shall be disqualified by virtue of his office from holding any office or relationship of profit with the Company or with any company in which the Company shall be a shareholder or have another interest, or from contracting with the Company as vendor, purchaser or otherwise, nor shall any such contract, or any contract or arrangement entered into by or on behalf of the Company in which any Director shall in any way be interested, be avoided, nor, other than as required under the Companies Law, shall any Director be liable to account to the Company for any profit arising from any such office or relationship of profit or realized from such contract or arrangement by reason only of such Director's holding that office or of the fiduciary relations thereby established, but the nature of his interest, as well as any material fact or document, must be disclosed by him in accordance with the Companies Law.

A transaction between the Company and an Office Holder, including transactions concerning compensation of non-director Office Holders, and a transaction between the Company and a third party in which an Office Holder of the Company has a personal interest, shall require such approvals as required under the Companies Law.

10.7.	Alternate Directors

10.7.1.
A Director may, by written notice to the Company given in the manner set forth in Article 10.7.2 below, appoint any individual that qualifies for such purpose under the Companies Law as an alternate for himself (in these Articles referred to as an "Alternate Director"), remove such Alternate Director and appoint another Alternate Director in place of any Alternate Director appointed by him whose office has been vacated for any reason. Unless the appointing Director, by the instrument appointing an Alternate Director or by written notice to the Company, limits such appointment to a specified period of time or restricts it to a specified meeting or action of the Board, or otherwise restricts its scope, the appointment shall be for all purposes, and for a period of time, concurrent with the term of the appointing Director.

10.7.2.
Any notice to the Company pursuant to Article 10.7.1 shall be given in person to, or by sending the same by mail to the attention of, the Chairman of the Board of the Company at the principal office of the Company or to such other person or place as the Board shall have determined for such purpose, and shall become effective on the date fixed therein, or upon the receipt thereof by the Company at the place specified above, whichever is later.

10.7.3.
An Alternate Director shall have all the rights and obligations of a director; provided, however, that (i) an Alternate Director shall have no standing at any meeting of the Board or any Committee of the Board while the director for whom such Alternate Director was appointed is present; (ii) he may not in turn appoint an alternate for himself (unless the instrument appointing him otherwise expressly provides); and (iii) the Alternate Director is not entitled to remuneration.

10.7.4.
The office of an Alternate Director shall be vacated under the circumstances, mutatis mutandis, set forth in Article 10.8, and such office shall ipso facto be vacated if the director for whom the Alternate Director was appointed ceases to be a director.

10.8.	Termination of Office

Without derogating from any law, the office of a director shall automatically be vacated, ipso facto, prior to the end of the term of his appointment upon the following:

10.8.1.	Upon resignation, which shall become effective on the date a written notice of such resignation is delivered to the Company, or a later date specified in the notice.

10.8.2.	If convicted of a felony, as provided in Section 232 of the Companies Law.

10.8.3.	Pursuant to a court's decision, as provided in Section 233 of the Companies Law.

10.8.4.	Upon death or when declared bankrupt.

10.8.5.	If he be found lunatic or becomes of unsound mind.

10.9.	No Corporate Director

A corporation will not be qualified to act as a director.

10.10.	Chairman of the Board of Directors

The Board may from time to time elect one of its members to be Chairman of the Board, remove such Chairman from office, and appoint another in his place.  The Chairman of the Board shall preside at every meeting of the Board, but if there is no such Chairman, or if at any meeting the Chairman is not present within 15 minutes after the time fixed for holding the meeting or is unwilling to act as Chairman, the Directors present shall choose someone of their number to be chairman of such meeting. The Chairman will not have any casting or additional vote by reason of his position as Chairman of the Board.

10.11.	Powers of the Board and Delegation of Powers

10.11.1
The determination of the policy of the business of the Company and the supervision on the performance of the General Manager of the Company shall be vested in the Board, which may exercise all such powers and do all such acts and things as the Company is authorized to exercise and do and which are not required by law or these Articles to be done by the Company by action of its Shareholders at a General Meeting.  The authority conferred on the Board by this Article shall be subject to the provisions of the Companies Law, these Articles and any resolution consistent with these Articles adopted from time to time by the Company at a General Meeting; provided, however, that no such resolution shall invalidate any prior act done by or pursuant to a decision of the Board that would have been valid if such resolution had not been adopted.

10.11.2
Subject to the provisions of the Companies Law, the Board may from time to time, by power of attorney or otherwise, appoint any person, company, firm or body of persons to be the attorney or attorneys of the Company at law or in fact for such purpose(s) and with such powers, authorities and discretions, and for such period and subject to such conditions, as it deems fit, and any such power of attorney or other appointment may contain such provisions for the protection and convenience of persons dealing with any such attorney as the Board deems fit, and may also authorize any such attorney to delegate all or any of the powers, authorities and discretions vested in him.

10.12.	Proceedings of the Board

10.12.1.	Meetings

10.12.1.1.
The Board may meet and adjourn its meetings and otherwise regulate such meetings and proceedings in accordance with the Company's needs; provided, however, that the Board must meet at least once every 3 months.

10.12.1.2.
The Chairman of the Board may convene a meeting of the Board at any time, and shall be required to convene a meeting to be held not later than 10 days following a request by any Director of the Company, or such shorter period as required by applicable law.

Notice of any such meeting shall be given by telephone or by mail, email or facsimile, a reasonable time before the meeting.

10.12.2.
Failure to Deliver Notices: Despite anything to the contrary in these Articles, failure to deliver notice to a Director of any such meeting may be waived by such Director, and a meeting shall be deemed to have been duly convened despite such defective notice if such failure or defect is waived prior to action being taken at such meeting by all Directors entitled to participate and vote in such meeting to whom notice was not duly given.

10.12.3.
Board Meetings by Means of Telecommunication: A meeting of the Board may be conducted by using any communication device, provided that all directors participating in such meeting can simultaneously hear each other.

10.12.4.
Quorum: A majority of the directors then in office shall constitute the requisite quorum for any meeting of the Board, except that with respect to any meeting of the Board in which it is proposed to approve any of the matters set forth in Article 10.12.5 below, the quorum for the first meeting shall be 70% of the directors then in office, and the quorum for any adjourned meeting shall be a majority of the directors then in office. No business shall be transacted at a meeting of the Board unless the requisite legal quorum is present (in person or by means provided under Articles 10.12.3) when the meeting proceeds to business.

10.12.5.
Exercise of Powers of the Board: A resolution proposed at any meeting of the Board shall be adopted if approved by a majority of the Directors present when such resolution is put to a vote and voting thereon, except as set forth below.

The following resolutions shall be adopted if approved by the affirmative vote or consent of more than 70% of the directors participating in the vote:

(i)
Material changes in the nature of the Company’s business (it being clarified that the entry into (including by acquisition, however structured) any business that is related to, an extension or complimentary to the Company’s business shall not be deemed a material change in the nature of the Company’s business).

(ii)
Issuance of shares or securities convertible into shares of the Company that, together with any such issuances during the period that is the shorter of (i) the preceding 24 months or (ii) the period from December 23, 2013 to the date of issuance, constitute more than 25% of the issued and outstanding share capital of the Company, on a fully diluted basis, on the date of issuance.

(iii)	Appointment and removal of the Chief Executive Officer of the Company, and determination or amendment of his/her employment terms.

(iv)
An acquisition by the Company of another business or an investment transaction by the Company, in each case, in consideration for a payment by the Company in cash and/or by assumption of debt by the Company of at least $US 30 million.

(v)
Adopting a dividend policy, other than a policy pursuant to which, subject to discretion of the Board from time to time and to the extent permitted by applicable law, the Company shall distribute to its shareholders after the end of each calendar quarter 50% of the net income recorded in the Company's quarterly financial statements for such preceding quarter.

(vi)	The declaration of any dividend by the Company (other than dividend of bonus shares or any recapitalization event) that is not within the dividend policy, as then in effect.

10.12.6.
The Agenda: The agenda for a meeting of the Board shall be determined by the Chairman of the Board, and shall include matters determined by the Chairman of the Board, matters for which a meeting of the Board was convened pursuant to Article 10.12.1.2, and any matter requested by a director or the General Manager at least 3 days before the meeting.

10.13.	Resolutions in Writing

A resolution in writing signed all the directors then in office and lawfully entitled to vote thereon, or to which all the directors have given their written consent (by letter, email facsimile or other similar means) shall be deemed to have been unanimously adopted by a meeting of the Board duly convened and held.

10.14.	Audit Committee

10.14.1.	The Board shall appoint an Audit Committee that shall be composed as required by applicable law.

10.14.2.	The Audit Committee shall have the duties set forth in the Companies Law.

10.14.3.	Approval by the majority of the members of the Audit Committee shall be deemed approval of the Audit Committee.

10.15.	Committees of the Board

10.15.1.
Subject to the provisions of the Companies Law, the Board may delegate any or all of its powers to committees, each consisting of one or more persons who are directors, and it may from time to time revoke such delegation or alter the composition of any such committee.  Any committee so formed (in these Articles referred to as a "Committee of the Board") shall, in the exercise of the powers so delegated, conform to any regulations imposed on it by the Board.  The meetings and proceedings of any such Committee of the Board shall, mutatis mutandis, be governed by the provisions of these Articles that regulate the meetings of the Board.  Unless otherwise expressly provided by the Board in delegating powers to a Committee of the Board, such Committee shall not be empowered to further delegate such powers.

10.15.2.
To the extent permitted by applicable law, the Board may revoke any resolution of any Committee of the Board; provided, however, that any such revocation shall not derogate from the validity of any transaction entered into with a person that did not know of such revocation.

10.16.	Validity of Acts Despite Defects

Subject to the provisions of the Companies Law, all acts done bona fide at any meeting of the Board, or of a Committee of the Board, or by any person(s) acting as Director(s), shall, even if it is subsequently discovered that there was some defect in the appointment of the participants in such meeting or any of them or any person(s) acting as aforesaid, or that they or any of them were disqualified, be as valid as if there were no such defect or disqualification.

11.	General Manager

11.1.
The Board shall from time to time appoint one or more persons, whether or not Directors, as General Manager or General Managers, and may confer upon such person(s), and from time to time modify, or revoke such title(s) and such duties and authorities as the Board may deem fit, subject to such limitations and restrictions as the Board may from time to time prescribe.  Such appointment(s) may be either for a fixed term or without any limitation of time, and the Board may from time to time (subject to the provisions of the Companies Law and of any contract between any such person and the Company) fix his, her or their salaries and emoluments, remove or dismiss such persons from office and appoint another or others in their place.

11.2.
Unless otherwise determined by the Board, the General Manager shall have the authority with respect to the day to day management of the Company in the ordinary course of business, in the framework of, and subject to, the policy, guidelines and instructions of the Board from time to time.

11.3.
The General Manager shall have all the management and implementation authorities that are not expressly delegated in the Articles or by the Companies Law, to another organ of the Company, and will be subject to the supervision of the Board.

11.4.	The General Manager may, with the consent of the Board, delegate certain of his duties to another person who is subject to his supervision.

11.5.
The General Manager shall notify the Chairman of the Board of any unusual event that is material to the Company; if the office of Chairman of the Board is vacant, or the Chairman of the Board refuses or is unable to act, such notification shall be made to all the Directors then in office.

11.6.
The General Manager shall periodically furnish the Board with reports in matters, times and format determined by the Board from time to time. When a notification or report of the General Manager require the performance of an action by the Board, then a Board meeting shall be convened without delay.

12.	Register of Shareholders

12.1.	The Company shall maintain a Register of Shareholders in accordance with the Companies Law.

Without limitation the register shall specify each Shareholder holding Exceptional Holdings in accordance with the provisions of Article 12A below.

12A.	Limitation on Transfer of Shares

12A.1           Exceptional Holdings shall be registered in the Register of Shareholder together with a notation that such holdings have been classified as "Exceptional Holdings", immediately upon the Company's learning of such matter.  Notice of such registration shall be sent by the Company to the registered holder of the Exceptional Holding and to the Israeli Minister of Communications or such person authorized on his behalf in connection with the Licenses (as defined below (the “Minister”).

12A.2           Exceptional Holdings, registered in the manner set forth in Article 12A.1, shall not entitle the holder to any rights in respect to his holdings, and such holdings shall be considered "Dormant Shares" within the meaning of Section 308 of the Companies Law, except, however, that the holder of such shares shall be entitled to receive dividends and other distributions to shareholders (including the right to participate in a rights offering calculated on the basis of Means of Control of the Company (as defined in each of the Licenses (as defined below)), provided, however, that such additional holdings shall be considered Exceptional Holdings).  Therefore, any action taken or claim made on the basis of a right deriving from an Exceptional Holdings shall have no effect, except for the receipt of dividends or other distribution as stated above.

Without derogating from the above:

12A.2.1                      Exceptional Holdings shall have no voting rights at a General Meeting of the Company.

12A.2.2                      A Shareholder participating in a vote of the General Meeting will certify to the Company prior to the vote or, if the vote is by a deed of vote, on the deed of vote, as to whether or not his holdings in the Company or his vote require consent pursuant to Section 1(b) to Annex H to Special License No. 5-10439-0-96224 (“License 96224”) or Section 1(b) to Annex H to Special License No. 5-10439-2-95049 (“License 95049” and together with License 96224, the “Licenses”)); in the event the Shareholder does not provide notification as aforesaid, he shall not vote and his vote shall not be counted.

12A.2.3                      No Director shall be appointed, elected or removed on the basis of Exceptional Holdings.  In the event a Director is appointed, elected or removed from his position as a Director as set forth above, such appointment, election or removal shall have no effect.

12A.3           For the purposes of this Article 12A, " Exceptional Holdings" means the beneficial holdings of Traded Means of Control held without the consent of the Minister pursuant to pursuant to Section 1(b) to Annex H to License 96224 or Section 1(b) to Annex H to License 95049, and as long as the consent of the Minister is required but has not been obtained.

12A.4           For the purposes of this Article 12A, " Traded Means of Control " means Means of Control (as defined in each of the Licenses), deposit certificates or similar certificates, registered for trade on a securities exchange in Israel or abroad (in a country that is not an enemy country), or Means of Control which have been offered to the public by a prospectus and are held by the public in Israel or abroad (in a country that is not an enemy country).

12A.5           The provisions of Article 12A shall not apply to those who were Shareholders of the Company on the eve of the first registration of the Company's Shares for trade.

13.	Auditors

13.1.	The Company shall appoint one or more certified public accountants to audit, and provide a report on, the annual financial statements of the Company (the "Auditors").

13.2.
The appointment, authorities, duties, responsibilities, rights, remuneration and powers of the Auditors shall be fixed by applicable law and under these Articles; provided, however, that in exercising its authority to fix the remuneration of the auditor(s), the Shareholders may act (and in the absence of any action in connection therewith shall be deemed to have so acted) to authorize the Board to fix such remuneration subject to such criteria or standards, if any, as may be provided in such decision, and if no such criteria or standards are so provided, such remuneration shall be fixed in an amount commensurate with the volume and nature of the services rendered by such auditor(s). The General Meeting shall have the power to appoint the Auditors for the maximum time period provided under the Companies Law.

13.3.
The Board shall cause accurate books of account to be kept in accordance with the provisions of any applicable law. Such books of account shall be kept at the principal office of the Company, or at such other place or places as the Board may deem fit, and they shall always be open to inspection by all Directors.  No member, not being a Director, shall have any right to inspect any account or book or other similar document of the Company, except as conferred by law or authorized by the Board.

13.4.
The Company shall make copies of its annual financial statements available for inspection by the Shareholders at the principal offices of the Company. The Company shall not be required to send copies of its annual financial statements to Shareholders, except upon request.

14.	Share Certificates

14.1.
Share certificates shall be issued under the corporate seal of the Company (or facsimile thereof) and shall bear the signature (or facsimile thereof) of two Directors, or the signatures of a Director and the secretary of the Company, specifically authorized by the Board for this purpose.

14.2.
Each Shareholder shall be entitled to one numbered certificate for all the shares of any class registered in his name, and if the Board so approves, to several certificates, each for one or more of such shares.  Each certificate shall specify the serial numbers of the shares represented thereby and may also specify the amount paid up thereon.

14.3.	A share certificate registered in the names of two or more persons shall be delivered to the person first named in the Register of Shareholders in respect of such co-ownership.

14.4.
A share certificate that has been defaced, lost or destroyed may be replaced, and the Company shall issue a new certificate to replace such defaced, lost or destroyed certificate upon payment of such fee, and upon the furnishing of such evidence of ownership and such indemnity, as the Board in its discretion deems fit.

15.	Registered Holder

Except as otherwise provided in these Articles, the Company shall be entitled to treat the registered holder of each share as the absolute owner thereof, and accordingly shall not, except as ordered by a court of competent jurisdiction or as required by statute, be obligated to recognize any equitable or other claim to, or interest in, such share on the part of any other person.

16.	Calls on Shares

16.1.
The Board may, from time to time, as it in its discretion deems fit, make calls for payment upon Shareholders in respect of any sum that has not been paid up in respect of shares held by such Shareholder and which is not, pursuant to the terms of allotment or issuance of such shares or otherwise, payable at a fixed time.  Each Shareholder shall pay the amount of every call so made upon him (and of each installment thereof if the same is payable in installments), to the person(s) and at the time(s) designated by the Board, as any such time(s) may subsequently be extended or such person(s) or place(s) changed.  Unless otherwise stipulated in the resolution of the Board (and in the notice referred to below), each payment in response to a call shall be deemed to constitute a pro rata payment on account of all the shares of the Shareholder making payment in respect of which such call was made.

16.2.
Notice of any call for payment by a Shareholder shall be given in writing to such Shareholder not less than 14 days prior to the time of payment fixed in such notice, and shall specify the time and place of payment, and the person to whom such payment is to be made.  Prior to the time for any such payment fixed in a notice of a call given to a member, the Board may in its absolute discretion, by notice in writing to such Shareholder, revoke such call in whole or in part, extend the time fixed for payment of such call or designate a different place of payment or person to whom payment is to be made.  In the event of a call payable in installments, only one notice thereof need be given.

16.3.
If pursuant to the terms of allotment or issuance of a share, or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board and for which notice was given in accordance with this Article, and the provisions of these Articles with regard to calls (and the non-payment thereof) shall be applicable to such amount (and the non-payment thereof).

16.4.	Joint holders of a share shall be jointly and severally liable to pay all calls for payment in respect of such share and all interest payable thereon.

16.5.
Any amount called for payment that is not paid when due shall bear interest from the date fixed for payment until actual payment, at such rate (not exceeding the legal rate under any applicable law) and payable at such time(s) as the Board may prescribe. The Board may waive any payment of such interest under this Article.

16.6.
With the consent of the Board, any Shareholder may pay to the Company any amount not yet payable in respect of his shares, and the Board may approve the payment by the Company of interest on any such amount until the same would be payable if it had not been paid in advance, at such rate and time(s) as may be approved by the Board.  The Board may at any time cause the Company to repay all or any part of the money so advanced, without premium or penalty.  Nothing in this Article shall derogate from the right of the Board to make any call for payment before or after receipt by the Company of any such advance.

17.	Forfeiture and Surrender

17.1.
If any Shareholder fails to pay an amount payable by virtue of a call, or interest thereon as provided for in accordance with these Articles, on or before the day fixed for payment of the same, the Board may at any time after the day fixed for such payment, so long as such amount or any portion thereof remains unpaid, forfeit all or any of the shares in respect of which such payment was called for.  All expenses incurred by the Company in attempting to collect any such amount or interest thereon, including without limitation attorney's fees and costs of legal proceedings, shall be added to, and shall for all purposes (including the accrual of interest thereon) constitute a part of, the amount payable to the Company in respect of such call.

17.2.
Upon the adoption of a resolution as to the forfeiture of a Shareholder's shares, the Board shall cause notice thereof to be given to such Shareholder, which notice shall state that, in the event of the failure to pay the entire amount so payable by a date specified in the notice (which date shall be not less than 14 days after the date such notice is given and which may be extended by the Board), such shares shall ipso facto be forfeited; provided, however that prior to such date the Board may nullify such resolution of forfeiture, but no such nullification shall estop the Board from adopting a further resolution of forfeiture in respect of the non-payment of the same amount.

17.3.
Without derogating from any of the provisions of this Article 17, whenever shares are forfeited as herein provided, all dividends, if any, theretofore declared in respect thereof and not actually paid, shall be deemed to have been forfeited at the same time.

17.4.
Any share forfeited or surrendered as provided herein shall become the property of the Company, and the same, subject to the provisions of these Articles, may be sold, re-allotted or otherwise disposed of as the Board deems fit. From the date of forfeiture until the date such forfeited shares are sold, re-allotted or otherwise disposed of, such forfeited shares shall be deemed "Dormant Shares" as defined in Section 308 of the Companies Law.

17.5.
Any Shareholder whose shares have been forfeited or surrendered shall cease to be a Shareholder in respect of the forfeited or surrendered shares, but shall nonetheless be liable to pay, and shall promptly pay, to the Company all calls, interest and expenses owing upon or in respect of such shares at the time of forfeiture or surrender, together with interest thereon from the time of forfeiture or surrender until actual payment at the rate prescribed in this Article 17, and the Board, in its discretion, may enforce the payment of such moneys or any part thereof.  In the event of such forfeiture or surrender, the Company, by resolution of the Board, may accelerate the date(s) of payment of any or all amounts then owing to the Company by the Shareholder in question (but not yet due) in respect of all shares owned by such Shareholder, solely or jointly with another.

17.6.
The Board may at any time, before any share so forfeited or surrendered shall have been sold, re-allotted or otherwise disposed of, nullify the forfeiture or surrender on such conditions as it deems fit, but no such nullification shall estop the Board from re-exercising its powers of forfeiture pursuant to this Article 17.

17.7.
If pursuant to the terms of allotment or issuance of a share, or otherwise, an amount is made payable at a fixed time (whether on account of such share or by way of premium), such amount shall be payable at such time as if it were payable by virtue of a call made by the Board and for which notice was given in accordance with this Article, and the provisions of these Article shall be applicable to such amount as if a call was given at the date fixed for payment.

17.8.
Except to the extent that the same may be waived or subordinated in writing, the Company shall have a first and paramount lien upon all the shares registered in the name of each Shareholder (without regard to any equitable or other claim or interest in such shares on the part of any other person), and upon the proceeds of the sale thereof, for his debts, liabilities and obligations to the Company arising from any amount payable by such Shareholder in respect of any unpaid or partly paid share, whether or not such debt, liability or obligation has matured.  Such lien shall extend to all dividends from time to time declared or paid in respect of such share.  Unless otherwise provided, the registration by the Company of a transfer of shares shall be deemed to be a waiver on the part of the Company of any lien existing on such shares immediately prior to such transfer.

17.9.
The Board may cause the Company to sell a share subject to such a lien when the debt, liability or obligation giving rise to such lien has matured, in such manner as the Board deems fit, but no such sale shall be made unless such debt, liability or obligation has not been satisfied within 14 days after written notice of the intention to sell shall have been served on such Shareholder, his executors or administrators.

17.10.
The net proceeds of any such sale, after payment of the costs thereof, shall be applied in or toward satisfaction of the debts, liabilities or obligations of such Shareholder in respect of such share (whether or not the same have matured), and any residue shall be paid to the Shareholder, his executors, administrators or assigns.

17.11.
Upon any sale of a share after forfeiture or surrender or for enforcing a lien, the Board may appoint any person to execute an instrument of transfer of the share so sold and cause the purchaser's name to be entered in the Register of Shareholders in respect of such share.  The purchaser shall be registered as the shareholder and shall not be bound to see to the regularity of the sale proceedings or to the application of the proceeds of such sale, and after his name has been entered in the Register of Shareholders in respect of such share, the validity of the sale shall not be impeached by any person, and the remedy of any person aggrieved by the sale shall be in damages only and against the Company exclusively.

18.	Indemnity and Insurance

18.1.	The Company may insure, indemnify and exculpate its Office Holders to the fullest extent permitted by law, from time to time. Without limiting the generality of the foregoing:

18.1.1.
Subject to the provisions of the Companies Law, the Company may enter into a contract for the insurance of its Office Holders, for acts or omissions in their capacity as Office Holders, in whole or in part, against any of the following:

18.1.1.1.	breach of the duty of care owed to the Company or a third party;

18.1.1.2.	breach of the fiduciary duty owed to the Company, provided that the Office Holder acted in good faith and had reasonable grounds to believe that his action would not harm the Company's interests;

18.1.1.3.	monetary liability imposed on the Office Holder in favor of a third party; and

18.1.1.4.
reasonable litigation expenses, including attorney fees, incurred by the Office Holder as a result of an administrative enforcement proceeding instituted against him (without limiting from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Israel Securities Law, 5728-1968, as amended (the "Securities Law"), and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees.

18.1.2.
Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder where such prior undertaking is limited (1) to categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify, and (2) to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances (and such undertaking includes the categories of events that the Board believes are foreseeable in light of the Company's activities on the date of grant of the undertaking to indemnify and to an amount or in accordance with guidelines determined by the Board to be reasonable in the circumstances), for an act that such Office Holder performed by virtue of being an Office Holder of the Company, for monetary liability imposed on the Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court.

18.1.3.	Subject to the provisions of the Companies Law, the Company is entitled retroactively to indemnify any Office Holder, or to provide a prior undertaking to indemnify an Office Holder for:

18.1.3.1.	monetary liability imposed on an Office Holder in favor of a third party in a judgment, including a settlement or an arbitral award confirmed by a court;

18.1.3.2.
reasonable legal costs, including attorney's fees, expended by an Office Holder as a result of (x) an investigation or proceeding instituted against the Office Holder by a competent authority, provided that such investigation or proceeding concludes without the filing of an indictment against the Office Holder and either (A) no financial liability was imposed on the Office Holder in lieu of criminal proceedings, or (B) financial liability was imposed on the Office Holder in lieu of criminal proceedings but the alleged criminal offense does not require proof of criminal intent; and (y) in connection with an administrative enforcement proceeding or a financial sanction (without derogating from the generality of the foregoing, such expenses will include a payment imposed on the Office Holder in favor of an injured party as set forth in Section 52(54)(a)(1)(a) of the Securities Law, and expenses that the Office Holder incurred in connection with a proceeding under Chapters H'3, H'4 or I'1 of the Securities Law, including reasonable legal expenses, which term includes attorney fees; and

18.1.3.3.
reasonable legal costs, including attorneys' fees, expended by the Office Holder or for which the Office Holder is charged by a court, (a) in an action brought against the Office Holder by or on behalf of the Company or a third party, or (b) in a criminal action in which the Office Holder is found innocent, or (c) in a criminal action in which the Office Holder is convicted and in which a proof of criminal intent is not required.

18.1.4.
Subject to the provisions of the Companies Law, the Company may exculpate an Office Holder in advance from liability, or any part of liability, for damages sustained by virtue of a breach of duty of care to the Company.

18.2.
The above provisions with regard to insurance, exemption and indemnity are not and shall not limit the Company in any way with regard to its entering into an insurance contract and/or with regard to the grant of indemnity and/or exemption in connection with a person who is not an Office Holder of the Company, including employees, contractors or consultants of the Company, all subject to any applicable law.

19.	Winding up

If the Company is wound up, then, subject to applicable law and to the rights of the holders of shares with special rights upon winding up, the assets of the Company available for distribution among the Shareholders shall be distributed to them in proportion to the nominal value of their respective holdings of the shares in respect of which such distribution is being made.

20.	Rights of Signature, Stamp and Seal

20.1.
The Board shall be entitled to authorize any person or persons (who need not be Directors) to act and sign on behalf of the Company, and the acts and signature of such person(s) on behalf of the Company shall bind the Company insofar as such person(s) acted and signed within the scope of his or their authority.

20.2.
The Board may provide for a seal.  If the Board so provides, it shall also provide for the safe custody thereof.  Such seal shall not be used except by the authority of the Board and in the presence of the person(s) authorized to sign on behalf of the Company, who shall sign every instrument to which such seal is affixed.

21.	Dividends

21.1.
No dividend shall be paid otherwise than in accordance with the Companies Law. The Board of Directors may from time declare, and cause the Company to pay, such dividend as the Board of Directors determines and to the extent permitted by the Companies Law. The Board of Directors shall determine the time for payment of such dividends and the record date for determining the shareholders entitled thereto.

21.2.
Any dividend paid by the Company shall be allocated among the Shareholders entitled thereto, in proportion to the sums paid up or credited as paid up on account of the nominal value of their respective holdings of the shares in respect of which such dividend is being paid without taking into account the premium paid up for the shares.  The amount paid up on account of a share that has not yet been called for payment or fallen due for payment and upon which the Company pays interest to the shareholder shall not be deemed, for the purposes of this Article, to be a sum paid on account of the share.

21.3.	Subject to the provisions of Section 303 of the Companies Law, no dividend shall be paid otherwise than out of the Profits of the Company, as defined in Section 302(b) of the Companies Law.

21.4.	No dividend shall carry interest as against the Company.

21.5.
Subject to the provisions of these Articles and the Companies Law, the Company may cause any moneys, investments or other assets forming part of the undivided distributable profits of the Company to be capitalized and distributed among such of the Shareholders as would be entitled to receive the same if distributed by way of dividend and in the same proportion.

21.6.
For the purpose of giving full effect to any resolution under this Article 21, the Board may settle any difficulty that may arise in regard to the distribution as it deems expedient, and in particular may issue fractional certificates, and may fix the value for distribution of any specific assets, and may determine that cash payments shall be made to any Shareholders upon the basis of the value so fixed, or that fractions of less value than the nominal value of one share may be disregarded in order to adjust the rights of all parties, and may vest any such cash, shares, debentures, debenture stock or specific assets in trustees upon such trusts for the persons entitled to the dividend or capitalized fund as may seem expedient to the Board.

21.7.
Without derogating from this Article 21, the Board may give an instruction that shall prevent the distribution of a dividend to the holders of shares on which the full nominal amount has not been paid up.

21.8.
The Board may retain any dividend or other moneys payable or property distributable in respect of shares on which the Company has a lien, and may apply the same in or toward satisfaction of the debts, liabilities or obligations in respect of which the lien exists.

21.9.
The Board may retain any dividend or other moneys payable or property distributable in respect of a share in respect of which any person is, under Article 6.2 or Article 6.3, entitled to become a Shareholder, or which any person is, under such Articles, entitled to transfer, until such person shall become a Shareholder in respect of such share or shall transfer the same.

22.	Minutes

22.1.
Minutes of each General Meeting, of each meeting of the Board and of each meeting of a Committee of the Board shall be recorded and duly entered in books provided for that purpose, and shall be maintained by the Company at its principal office or such other place as shall be determined by the Board.  Such minutes shall, in all events, set forth the name of the persons at the meeting and all resolutions adopted at the meeting.

22.2.	Any such minutes, if purporting to be signed by the chairman of the meeting or by the chairman of the next succeeding meeting, shall constitute prima facie evidence of the matters recorded therein.

23.	Charitable Contributions

To the extent permitted by the Companies Law, the Company may elect to contribute reasonable amounts to worthy causes. The Board may determine the causes to which the Company should contribute and the amounts of such contributions.

24.	Notices

24.1.
Any written notice or other document may be served by the Company upon any Shareholder either personally or by sending it by prepaid mail (airmail if sent internationally) addressed to such Shareholder's address as it appears in the Register of Shareholders or such other address as he may have designated in writing for the receipt of notices and other documents, provided however that the Board may resolve that any such address must be located within the State of Israel.

24.2.
Notwithstanding anything to the contrary contained herein, notice by the Company of a General Meeting which is published (i) in at least two daily newspapers in the State of Israel within the time otherwise required for giving notice of such meeting under Article 9.3.2 hereof and containing the information required to be set forth in such notice under such Article shall be deemed to be a notice of such meeting duly given, for purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders is located in the State of Israel; and (ii) one daily newspaper in the City of New York and in one international wire service within the time otherwise required for giving notice of such meeting under Article 9.3.2 hereof and containing the information required to be set forth in such notice under such Article shall be deemed to be a notice of such meeting duly given, for the purposes of these Articles, to any Shareholder whose address as registered in the Register of Shareholders (or as designated in writing for the receipt of notices and other documents) is located outside the State of Israel.

24.3.
Any written notice or other document may be served by any Shareholder upon the Company by tendering the same in person to the Secretary or the General Manager of the Company at the principal office of the Company or by sending it by prepaid registered mail (airmail if posted internationally) to the Company at its principal office.  Any such notice or other document shall be deemed to have been served when actually tendered if hand delivered, or 48 hours (7 business days if sent internationally) after it has been posted (or when actually received by the addressee if sooner).  Notice sent by facsimile or e-mail shall be deemed to have been served when actually received by the addressee.  A notice that is defectively addressed or that otherwise fails to comply with the provisions of this Article 22.3 shall nevertheless be deemed to have been served if and when actually received by the addressee.

24.4.
All notices to be given to the Shareholders shall, with respect to any share to which such persons are jointly entitled, be given to whichever of such persons is named first in the Register of Shareholders, and any notice so given shall be sufficient notice to all the holders of such share.

24.5.
Any Shareholder whose address is not listed in the Register of Shareholders, and who shall not have designated in writing an address for the delivery of notices, shall not be entitled to receive any notice from the Company.

24.6.
Notwithstanding any other contrary provision of these Articles, the Board may fix, in compliance with applicable law, a date prior to the date of any General Meeting, as the date as of which shareholders entitled to notice of and to vote at such meetings shall be determined, and all persons who were holders of record of voting shares on such date shall be entitled to notice of and to vote at such meeting.

Annex B

RRsat Global Communications Network Ltd.
Compensation Policy – Executives

1.	Introduction

The purpose of the RRsat Global Communications Network Ltd. (“RRsat”) Compensation Policy – Executives (the “Policy”) is to describe RRsat’s overall compensation strategy for its office holders (as defined in Israel’s Companies Law, 5759-1999 (the “Companies Law”)) other than directors (the “Executives”), and to provide guidelines for setting compensation of its Executives.  The Policy is adopted in accordance with the requirements of the Companies Law.

This Policy applies to compensation agreements and arrangements with Executives, which are adopted after the effective date of this Policy.

All compensation arrangements of Executives are to be approved in the manner prescribed by applicable law as in effect at such time.  Any relief or exemption to any applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the composition and independence rules of the Companies Law and NASDAQ as in effect from time to time.

3.	Overall Strategy

RRsat believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Executives; Executives with the competencies needed to excel in a rapidly changing marketplace and to continually motivate their employees.

The Policy is intended to align between the need to incentivize Executives to succeed in achieving their goals and the need to assure that the compensation structure meets RRsat’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Executives a compensation package that is competitive with other companies in RRsat’s industry and jurisdiction of operation.

In support of this goal, RRsat’s executive compensation practices are designed to meet the following objectives:

•
ensure that the interests of the Executives are closely aligned with the interests of RRsat’s shareholders and emphasize equity pay and long-term incentives so that Executives have an interest in RRsat’s sustained growth and success;

•	motivate the Executives to achieve results with integrity and fairness without encouraging excessive risk taking;

•	support a performance culture that is based on merit, and differentiates and rewards excellent performance, both in short and long-term, and recognizes RRsat’s company values; and

•	balance rewards for both short-term and long-term results to ensure sustained business performance over time.

4.	Factors for Examining Compensation Terms

In setting compensation of an Executive, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Executive;

•	the Executive’s position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Executive’s expected contribution to RRsat’s future growth, profitability and stability;

•	the degree of responsibility imposed on the Executive;

•	the need to retain Executives who have such skills, know-how or unique expertise;

•	the then current and prospective condition of RRsat’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

•	accounting and tax considerations and implications;

•	the terms of compensation of other groups of RRsat employees that are determined to be relevant;

•
the relation between the employment terms of the Executive and the average and median salary of RRsat’s employees and contractors in the geographic market in which the Executive operates, as well as whether such variation has an effect on employment relations; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist:

•	in preparing, collecting and analyzing applicable wage surveys and other relevant data;

•	framing the appropriate parameters to be considered; and

•	evaluating the different parameters.

5.	Compensation Terms of Executives

RRsat intends to provide fair, competitive and equitable compensation for its Executives by combining several compensation elements.  Taking into account the parameters set forth in Item 4 of the Policy, the compensation package of RRsat’s Executives shall generally combine all or a portion of the following items:

•	a base salary;

•	cash bonus (annual or special);

•	equity-based long-term incentives; and

•	other social and fringe benefits.

RRsat believes that a significant portion of its Executives' compensation should be variable based on company's results.

The maximum value of the variable compensation components (consisting of cash bonuses and equity-based long-term incentives) shall reflect up to 65% of each Executive’s total compensation package on an annual basis (or up to 75% in the case of the Chief Executive Officer). The annual value of the equity-based long-term component shall be calculated at the time of grant divided equally over the period of vesting (e.g., if the vesting period is four years, 25% of the value shall be attributable to each of the four years).

In setting compensation of Executives employed by a subsidiary of RRsat, references in the Policy to RRsat shall also include such subsidiary, to the extent applicable in the relevant context.

A.	Base Salary

Base salary is a fixed, cash component of overall compensation.  Base salary ranges are designed to account for varying responsibilities, experience and performance levels.  In determining the base salary of each Executive, the Compensation Committee and the Board of Directors shall take into account the factors described in Item 4 above, including, without limitation, comparative market data and practices of peer companies and compensation for comparably situated executives.

The base salary is reviewed and may be adjusted periodically based on a variety of factors, including executive performance, company performance, general economic conditions and the subjective business judgment and general business experience of the members of the Compensation Committee, taking into account the factors described in Item 4 above.

B.	Annual Cash Bonus

Overview.  Executives may be incentivized through an annual bonus program that sets performance targets based on their role and scope.  Actual payments are driven by the business and individual performance vis-à-vis the performance targets.

The performance targets and the maximum annual bonus payable to each Executive (other than the Chief Executive Officer) shall be presented and recommended by RRsat’s Chief Executive Officer and reviewed and approved by the Compensation Committee and the Board of Directors.

The annual bonus of the Chief Executive Officer shall be determined annually based on the results of RRsat.  The formula for calculating the annual bonus shall be approved by the Compensation Committee, the Board of Directors and RRsat’s shareholders.

The Compensation Committee and the Board of Directors shall not have discretion to reduce the amount of the annual bonus payable to Executives.

Criteria.  A significant portion of the annual bonus, not less than 85%, shall be determined based on measureable criteria.  A less significant portion of the annual bonus, not to exceed 15%, may be based on non-measureable criteria and should be determined at the CEO discretion subject to any approvals as may be required by law, taking into account the Executive’s contribution to RRsat.

Examples of measurable criteria that will be considered include:

•	financial results;

•	internal and external customer satisfaction; and

•	execution.

Examples of non-measurable criteria that will be considered include:

•	contribution to RRsat’s business, profitability and stability;

•	the need to retain an Executive with skills, know-how or unique expertise;

•	the responsibility imposed on the Executive;

•	changes that occurred in the responsibility imposed on the Executive during the year;

•	performance satisfaction, including assessing the degree of involvement of the Executive and devotion of efforts in the performance of his duties);

•	assessment of the Executive’s ability to work in coordination and cooperation with other employees; and

•	the contribution to appropriate control environment and ethical environment.

Special Bonuses.  In addition to the annual bonus, the Compensation Committee and the Board of Directors may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of a bonus payable to the Chief Executive Officer) to pay certain Executives special bonuses in recognition for their special contribution to key transactions and events in the company’s lifecycle.  The maximum special bonus payable to an Executive shall not exceed 12 months' base salary (which shall not be deemed part of the Executive's variable compensation for purposes of this Policy).

Signing Bonus.  In the event of hiring a new Executive, the Compensation Committee and the Board of Directors may elect upon the recommendation of the Chief Executive Officer (or the Chairman in the case of hiring a new Chief Executive Officer) to pay a signing bonus. The maximum signing bonus payable to an Executive shall not exceed 3 months' entry base salary.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors may grant to Executives equity-based compensation in any form permitted under RRsat’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, stock options and  restricted share units (RSUs).  In the case of grants of equity-based compensation to the Chief Executive Officer, the approval of RRsat’s shareholders shall also be required unless such approval requirement is waived under circumstances prescribed by the Companies Law.

Equity Award Terms. The Compensation Committee and the Board of Directors (and the shareholders in the case of the Chief Executive Officer) shall set the terms of award grants to Executives in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Executives shall be subject to vesting periods in order to promote long-term retention of the awarded Executives.  Generally, grants to Executives shall vest gradually over a period of up to four years.  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of RRsat.

Value of Equity-Based Compensation.  The value of the equity-based compensation shall be calculated on the grant date.

The Compensation Committee and the Board of Directors shall not have discretion to limit at the time of exercise the value of equity-based compensation that was granted.

D.	Benefits

The following benefits may be granted to the Executives:

•	vacation days;

•	sick days;

•	convalescence pay according to applicable law;

•	employer contribution to an education fund;

•	employer contribution to an insurance policy or a pension fund for severance and pension;

•	employer contribution towards work disability insurance; and

•	D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

Executives that are based outside of Israel may receive similar, comparable or customary benefits as applicable in the relevant jurisdiction in which they are employed.

In addition, RRsat may offer additional benefits to the Executives, including, without limitation, telecommunication and electronic devices and communication expenses, company car and travel benefits, reimbursement of business travel (including a daily per diem when traveling and other business related expenses), reimbursement of relocation and related expenses, “runoff” and other insurances, newspaper subscriptions, periodic medical examinations, holiday and special occasion gifts, academic and professional studies.

6.	Clawback Policy

To reflect sound corporate governance, RRsat’s clawback policy relating to Executive compensation allows for the recovery of all or a portion of any compensation paid to an Executive that was paid on the basis of financial data included in RRsat’s financial statements in any of the prior three fiscal years that were found to be inaccurate and were subsequently restated.

In such event, RRsat will seek reimbursement from the Executives to the extent such Executives would not have been entitled to all or a portion of such compensation, based on the revised financial data included in the restated financial statements.

Notwithstanding the above, the compensation recovery will not be triggered in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•	the Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

7.	Retirement and Termination of Service Arrangements

The Compensation Committee and the Board may provide Executives with the following rights in connection with retirement and termination of service arrangements:

Advanced Notice Period and Adjustment Period. RRsat provides in the employment agreements of each of its Executives for a mutual advance notice period that does not exceed 6 months. In addition, the Compensation Committee and the Board of Directors may elect to make an adjustment period payment (beyond the contractual advance notice period), to a departing Chief Executive Officer dismissed by RRsat in circumstances that do not constitute “cause”, in an amount that does not exceed 6 months’ base salary of the departing Chief Executive Officer; provided, however, that in the event RRsat releases the departing Chief Executive Officer from providing services to RRsat during all or a portion of the advance notice period, the maximum adjustment period payment payable shall be reduced by any payment made to the departing Chief Executive Officer with respect to the portion of the advance notice period for which s/he is not providing services to RRsat.

Additional Retirement and Termination Benefits.  RRsat may provide additional retirement and termination benefits and payments as may be required by applicable law (e.g., mandatory severance pay under applicable labor laws) or a payment in consideration for the Executive’s agreement not to solicit RRsat’s employees, customer and suppliers and/or not to compete with RRsat for a defined period of time post-employment.

In determining the retirement and termination terms, the Compensation Committee and the Board shall take into account different criteria, including the following:

•	the length of employment of the Executive;

•	the Executive’s performance during his or her employment;

•	RRsat’s performance during the Executive’s term of employment and the Executive’s contribution to such company performance;

•	the circumstances surrounding the termination of employment of the Executive, such as relocation of the Executive and availability of suitable executive positions; and

•	the separation payments customary in the industry or geographic market or sector in which the Executive is employed.

The maximum additional retirement and termination benefits payable to an Executive (including any advance notice period and adjustment period as set forth above in this Section 7, and any Additional Adjustment Period as set forth in Section 8 of the Policy) shall not exceed 18 months of the Executive's base salary.

8.	Arrangement upon Change of Control

In addition to the benefits applicable in the case of any retirement or termination of service, as described in Section 7 above, the Compensation Committee and the Board of Directors may determine that an Executive shall be entitled to the following benefits in the event his/her employment is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of RRsat:

•	acceleration of vesting of outstanding options and other equity awards;

•	extension of the exercise period of options and other equity awards held by Executives for a period of up to two (2) years following the date of employment termination; and

•
up to an additional six (6) months (or ten (10) months in the case of a CEO) of continued base salary following the date of employment termination (the “Additional Adjustment Period”), which may be paid as a cash bonus (for avoidance of doubt, such Additional Adjustment Period shall be in addition to the advance notice and adjustment periods described in Section 7 of this Policy).

9.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Adopted and Effective as of ________, 2013

Annex C

RRsat Global Communications Network Ltd.
Compensation Policy – Directors

1.	Introduction

The purpose of the RRsat Global Communications Network Ltd. (“RRsat”) Compensation Policy – Directors (the “Policy”) is to describe RRsat’s overall compensation strategy for the members of its Board of Directors (the “Directors”), and to provide guidelines for setting compensation of its Directors.  The Policy is adopted in accordance with the requirements of Israel’s Companies Law, 5759-1999 (the “Companies Law”).

This Policy applies to compensation agreements and arrangements with Directors, which are adopted after the effective date of this Policy.

All compensation arrangements of Directors are to be approved in the manner prescribed by applicable law as in effect at such time.  Any relief or exemption to any applicable rules governing this Policy that becomes effective after the effective date of this Policy shall be deemed incorporated by reference into this Policy unless determined otherwise by the Compensation Committee of the Board of Directors (the “Compensation Committee”).

2.	Compensation Committee Independence

The Compensation Committee will be composed of at least three members of the Board of Directors and comply with the composition and independence rules of the Companies Law and NASDAQ as in effect from time to time.

3.	Overall Strategy

RRsat believes that strong, effective leadership is fundamental to its continued growth and success in the future.  This requires the ability to attract, retain, reward and motivate highly-skilled Directors.

The Policy is intended to align between the need to incentivize Directors to succeed in achieving their goals and the need to assure that the compensation structure meets RRsat’s interests and its overall financial and strategic objectives.

The Policy is also designed to offer Directors a compensation package that is competitive with other companies in RRsat’s industry and jurisdiction of operation.

In support of this goal, RRsat’s director compensation practices are designed to meet the following objectives:

•	ensure that the interests of the Directors are closely aligned with the interests of RRsat’s shareholders; and

•	motivate the Directors to achieve results with integrity and fairness without encouraging excessive risk taking.

4.	Factors for Examining Compensation Terms

In setting compensation of a Director, the Compensation Committee and the Board of Directors shall consider, among other things, the following factors:

•	the education, qualifications, professional experience, seniority and accomplishments of the Director;

•	the Director’s position, responsibilities and prior compensation arrangements;

•	data of peer companies, including companies in the industry and/or geographic market, and compensation for comparably situated executives;

•	the Director’s expected contribution to RRsat’s future growth, profitability and stability;

•	the degree of responsibility imposed on the Director;

•	the need to retain Directors who have such skills, know-how or unique expertise;

•	the then current and prospective condition of RRsat’s business, affairs, budget, operations, activities, liabilities, financial results, plans and strategy;

•	accounting and tax considerations and implications; and

•	any requirements prescribed by the Companies Law, U.S. securities laws and NASDAQ rules from time to time.

Each of the Compensation Committee and Board of Directors may engage compensation advisors and other professionals to assist in formulating compensation packages in line with the Policy, including, without limitation, to assist:

•	in preparing, collecting and analyzing applicable wage surveys and other relevant data;

•	framing the appropriate parameters to be considered; and

•	evaluating the different parameters.

5.	Compensation Terms of Directors

A.	Annual Retainer and Per Meting Fees

All Directors are to be paid an annual cash retainer and per meeting fees in accordance with Israel’s Companies Regulations (Rules Regarding the Compensation and Expenses of an Outside Director), 5760-2000 (the “Directors Fee Regulations”).

RRsat may elect to pay greater director fees to professional Outside Directors (within the meaning of the Companies Law) in accordance with the Directors Fee Regulations.

B.	Chairman Compensation

In the event the Chairman of the Board of Directors fulfills an active Chairman role, in lieu of fees pursuant to the Directors Fee Regulations, RRsat may pay an active Chairman of the Board of Directors a monthly salary for his services based on comparative market data and practices of peer companies, compensation for comparably situated executives and the Chairman’s education, qualification and experience.  The Chairman may be entitled to an annual bonus tied to RRsat’s financial results, not to exceed $500,000 (“Maximum Annual Cash Bonus”).

In addition to the annual bonus, the Compensation Committee, Board of Directors and the shareholders may elect to pay the Chairman of the Board of Directors special bonuses in recognition for his special contribution to key transactions and events in the company’s lifecycle; provided, however, that the annual cash bonus and the special bonuses together shall not exceed $500,000.

C.	Equity-Based Compensation

Overview.  The Compensation Committee and the Board of Directors (with the approval of the shareholders) may grant to the Chairman of the Board, Outside Directors and other Directors equity-based compensation in any form permitted under RRsat’s equity incentive plans, as in effect from time to time (collectively, the “Equity Incentive Plans”), including, without limitation, stock options and restricted share units (RSUs).

Equity Award Terms. The Compensation Committee and the Board of Directors (with the approval of the shareholders) shall set the terms of award grants to Directors in accordance with the terms of the Equity Incentive Plans, including, without limitation, the exercise price, vesting schedule, term, the period of time for which an award is to remain exercisable and dividend adjustments.

Vesting.  All equity-based incentives granted to Directors shall be subject to vesting periods in order to promote long-term retention of the awarded Directors.  Generally, grants to Directors shall vest gradually over a period of up to three years (or four years in the case of the Chairman of the Board of Directors).  In accordance with the Equity Incentive Plans, the terms of the awards may provide for the acceleration of vesting upon a change of control of RRsat.

Value of Equity-Based Compensation.  The annual value of the equity-based long-term component shall be calculated at the time of grant divided equally over the period of vesting (e.g., if the vesting period is four years, 25% of the value shall be attributable to each of the four years)
The maximum value on an annual basis of equity-based compensation granted to a Director (other than the Chairman) shall not exceed $30,000, and the maximum value on an annual basis of equity-based compensation granted to the Chairman of the Board of Directors shall not exceed 75% of the Maximum Annual Cash Bonus.

The Compensation Committee and the Board of Directors shall not have discretion to limit at the time of exercise the value of equity-based compensation that was granted.

D.	Benefits

The Directors shall be entitled to D&O indemnification, insurance and exculpation to the maximum permitted by applicable law.

In addition, RRsat may offer additional benefits to the Directors, including, without limitation, telecommunication and electronic devices and communication expenses, reimbursement of business travel (including a daily stipend when traveling and other business related expenses) and “runoff” and other insurances.

6.	Clawback Policy

To reflect sound corporate governance, RRsat’s clawback policy relating to Director compensation allows for the recovery of all or a portion of any compensation paid to a Director that was paid on the basis of financial data included in RRsat’s financial statements in any of the prior three fiscal years that were found to be inaccurate and were subsequently restated.

In such event, RRsat will seek reimbursement from the Directors to the extent such Directors would not have been entitled to all or a portion of such compensation, based on the revised financial data included in the restated financial statements.

Notwithstanding the above, the compensation recovery will not be triggered in the following events:

•	the restatement of the financial statements is required due to changes in the applicable financial reporting standards; or

•	the Compensation Committee has determined that clawback proceedings in the specific case would be impossible, impractical or not commercially or legally efficient.

The Compensation Committee will be responsible for approving the amounts to be recouped and for setting terms for such clawback from time to time.

7.	Retirement and Termination of Service Arrangements

Generally, Directors shall not be entitled to any rights in connection with retirement and termination of service arrangements, except that an agreement for the services of an active Chairman of the Board of Directors may provide for a mutual advance notice period that does not exceed 3 months.

8.	Arrangement upon Change of Control

In addition to the benefits applicable in the case of any retirement or termination of service, as described in Section 7 above, the Compensation Committee and the Board of Directors may determine that a Director shall be entitled to the following benefits in the event his/her service is terminated or adversely adjusted in a material way following the occurrence of an event that constitutes a change of control of RRsat:

•	acceleration of vesting of outstanding options and other equity awards; and

•	extension of the exercise period of options and other equity awards held by Directors for a period of up to two (2) years following the date of service termination.

9.	Recommendation, Review and Approval of Policy

The independent Compensation Committee shall periodically review the Policy and monitor its implementation, and recommend to the Board of Directors and shareholders to amend the Policy as it deems necessary from time to time.

The term of the Policy shall be indefinite.  However, the Compensation Committee shall recommend to the Board of Directors and shareholders, at least once every three years, to amend or restate the Policy.

Adopted and Effective as of ________, 2013